UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
TEST Foundation, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    May 10, 2018

Physical address of issuer
449 Forbes Boulevard, South San Francisco, CA 94080

Website of issuer
testtoken.org

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary

007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six percent (6.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Token DPA, Series S-1 DPAs (Debt Payable by Assets) of the issuer that is equal to two percent (2.0%) of the total number of DPAs sold by the issuer in this Offering.

Type of security offered
Token DPA, Series S-1 DPAs (Debt Payable by Assets)

Target number of Securities to be offered
200,000 Units of DPA

Price (or method for determining price)
$1.00

Target offering amount
$200,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
July 31, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 31, 2018

FORM C

TEST Foundation, Inc.



Up to $1,070,000.00 Token DPA, Series S-1 DPAs (Debt Payable by Assets)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by TEST Foundation, Inc., a Delaware Corporation (the "Company," as well as references to "we", "us", or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Token DPA, Series S-1 DPAs (Debt Payable by Assets) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The Company intends to raise at least $200,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $50.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive a fee consisting of six percent (6.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing and two percent (2.0%) of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$50.00	$3.00	$47.00
Aggregate Minimum Offering Amount	$200,000.00	$12,000.00	$188,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   OpenDeal Inc. dba "Republic" will additionally receive 2.0% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at testtoken.org no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is May 31, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, NEITHER THE SEC NOR ANY STATE SECURITIES AUTHORITY HAS MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE COMPANY FILING THIS FORM C FOR AN OFFERING IN RELIANCE ON SECTION 4(A)(6) OF THE SECURITIES ACT AND PURSUANT TO REGULATION CF (§ 227.100 ET SEQ.) MUST FILE A REPORT WITH THE COMMISSION ANNUALLY AND POST THE REPORT ON ITS WEBSITE AT HTTP://LABS.COINVE.ST NO LATER THAN 120 DAYS AFTER THE END OF EACH FISCAL YEAR COVERED BY THE REPORT. THE COMPANY MAY TERMINATE ITS REPORTING OBLIGATIONS IN THE FUTURE IN ACCORDANCE WITH RULE 202(B) OF REGULATION CF (§ 227.202(B)) BY 1) BEING REQUIRED TO FILE REPORTS UNDER SECTION 13(A) OR SECTION 15(D) OF THE EXCHANGE ACT OF 1934, AS AMENDED, 2) FILING AT LEAST ONE ANNUAL REPORT PURSUANT TO REGULATION CF AND HAVING FEWER THAN 300 HOLDERS OF RECORD, 3) FILING ANNUAL REPORTS FOR THREE YEARS PURSUANT TO REGULATION CF AND HAVING ASSETS EQUAL TO OR LESS THAN $10,000,000, 4) THE REPURCHASE OF ALL THE SECURITIES SOLD IN THIS OFFERING BY THE COMPANY OR ANOTHER PARTY, OR 5) THE LIQUIDATION OR DISSOLUTION OF THE COMPANY.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY.

NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF.

INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH A PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE PURCHASER LIVES WITHIN CANADA, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: testtoken.org

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This

Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

TEST Foundation, Inc. (the "Company" or "Test") is a Delaware corporation, formed on May 10, 2018.

The Company is located at 449 Forbes Boulevard, South San Francisco, CA 94080.

The Company's website is testtoken.org.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The TEST Foundation offers a curated registry of consumer health products that meet quality standards. Products that join this registry and pass TEST analyses are "TEST Certified". In order to be certified, companies must pay a fee to the registry.

The Offering

Minimum amount of Token DPA, Series S-1 DPAs (Debt Payable by Assets) being offered	200,000
Total Token DPA, Series S-1 DPAs (Debt Payable by Assets) outstanding after Offering (if minimum amount reached)	200,000
Maximum amount of Token DPA, Series S-1 DPAs (Debt Payable by Assets)	1,070,000
Total Token DPA, Series S-1 DPAs (Debt Payable by Assets) outstanding after Offering (if maximum amount reached)	1,070,000
Purchase price per Security	$1.00 per unit
Minimum investment amount per investor	$50.00
Offering deadline	July 31, 2018
Use of proceeds	See the description of the use of proceeds on page 37 hereof.
Voting Rights	See the description of the voting rights on page 46 hereof.

*The quantity of DPAs represented is not inclusive of the commission to the intermediary, which will result in an increase in DPAs issued and outstanding, proportionally.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on May 10, 2018. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay operations, which may materially harm our business, financial condition and results of operations.

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize these products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource work for a variety of services and we outsource a number of our functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in development and operations including product outages and higher development costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of products and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Some of our vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the products or services we need in a timely manner, at our specifications and at reasonable prices, our ability to service our customers might be materially adversely affected, or the need to procure or develop alternative sources of the affected products or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

The Company's success depends on the experience and skill of the board of directors and its executive officers.

In particular, the Company is dependent on Helton Souza, Rafael Ferreira, and Neil Thanedar who are the board directors of the Company. The loss of Helton Souza, Rafael Ferreira, or Neil Thanedar or any future member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes which our management deems to be in the Company's interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Helton Souza, Rafael Ferreira, and Neil Thanedar in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Helton Souza, Rafael Ferreira, and Neil Thanedar die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We may become subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences,

our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

The United States tax rules applicable to an investment in the Securities and the underlying tokens are uncertain and the tax consequences to an investor of an investment in the Securities could differ from the investor's expectations.
The tax rules applicable to the Securities and the underlying tokens held by the Company are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in tokens. The tax consequences to a Purchaser of the Securities could differ from the Purchaser's expectations. Purchasers should consult their own tax advisors.

Regulatory changes or actions may alter the nature of an investment in the Securities or restrict the use of tokens or the operation of the token network in a manner that adversely affects an investment in the Securities.
Until recently, little or no regulatory attention has been directed toward tokens and token networks by U.S. federal and state governments, foreign governments and self-regulatory agencies. As tokens have grown in popularity and in market size, the U.S. Congress and certain U.S. agencies (e.g., FinCEN and the Federal Bureau of Investigation) have begun to examine the operations of token networks, token users, and token exchange markets. There is a possibility of future

regulatory change altering, perhaps to a material extent, the nature of an investment in the Securities or the ability of the Company to continue to operate. To the extent that tokens are determined to be a security, commodity future or other regulated asset, or to the extent that a U.S. or foreign government or quasi-governmental agency exerts regulatory authority over the token network or token trading and ownership, trading or ownership in tokens or the Securities may be adversely affected.

To the extent that future regulatory actions or policies limit the ability to exchange tokens or utilize them for payments, the demand for tokens will decrease.
New regulations may make it more difficult to acquire and/or use tokens. Furthermore, regulatory actions may limit the ability of end-users to convert tokens into fiat currency (e.g., U.S. Dollars) or use tokens to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities. Therefore, if the Company pays back the Security in tokens, instead of cash, this may prove to be an illiquid and potentially worthless repayment method.

It may be illegal now, or in the future, to acquire, own, hold, sell or use tokens in one or more countries.
Although currently tokens are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use tokens or to exchange tokens for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Purchasers, or may adversely affect an investment in the Company.

The Company may be deemed a "money transmitter."
To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, the Company may be required to comply with FinCEN regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses, possibly affecting an investment in the Securities in a material and adverse manner. Additionally, certain states including California, Idaho and New York require token businesses to register on the state level as money transmitters.

Current and future legislation, CFTC and SEC rulemaking and other regulatory developments may impact the manner in which tokens are treated for classification and clearing purposes.
In particular, tokens may not be excluded from the definition of "commodity future" or "security" by such future CFTC and SEC rulemaking, respectively. As of the date of this Memorandum, the Company is not aware of any rules that have been proposed to regulate tokens as commodity futures or securities. The Company cannot be certain as to how future regulatory developments will impact the treatment of tokens under the law. Such additional registrations may result in extraordinary expenses of the Company thereby materially and adversely impacting the Securities and the tokens. The Company is aware that the SEC has determined that certain tokens may be considered Securities, meaning the sale, transfer and use of them may be substantially limited and present regulatory risks and burdens to both the Company as well as to any purchaser of Securities that is repaid in tokens instead of cash.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and consumer protection, environmental, health and safety, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The collection, processing, storage, use, and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.
We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls, and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

The Consumer Financial Protection Bureau or CFPB is a new agency, and there continues to be uncertainty as to how the agency's actions or the actions of any other new agency could impact our business.
The CFPB, which commenced operations in July 2011, has broad authority over the businesses in which we engage. The CFPB is authorized to prevent "unfair, deceptive or abusive acts or practices" through its regulatory, supervisory and enforcement authority. To assist in its enforcement, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus.

The CFPB may request reports concerning our organization, business conduct, markets and activities. The CFPB may also conduct on-site examinations of our business on a periodic basis if the CFPB were to determine, through its complaint system, that we were engaging in activities that pose risks to consumers.

There continues to be uncertainty as to how the CFPB's strategies and priorities, including in both its examination and enforcement processes, will impact our businesses and our results of operations going forward. Our compliance costs and litigation exposure could increase materially if the CFPB or other regulators enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including corporate governance and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

If our payment processors and disbursement partners experience an interruption in service, our business and revenue would be harmed.
Our payment processors and disbursement partners have experienced service outages or an inability to connect with our processing systems and this may reoccur in the future. If a payment processor experiences a service outage or service interruption that results in our being unable to collect funds from customers, our liquidity could be harmed and we may not meet our capital requirements. We do not directly access the ACH system or payment card networks such as Visa and MasterCard, which systems enable our acceptance of bank account-funded transactions, credit cards and debit cards. As a result, we rely on banks and other payment processors and disbursement partners to process transactions. In the event of service outages in the payment card or ACH networks, or if our payment processors or disbursement partners were unable to access the payment card or ACH networks, our business would be harmed.

Our business is substantially dependent upon awareness and market acceptance of our products and services.
Our business depends on acceptance by both end consumers as well as registry applicants. We believe that the success of our products and services will also be substantially dependent upon acceptance of our brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Reductions in sales of our products and services will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

- the introduction of competitive products;
- changes in consumer preferences;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding our brands;
- litigation or threats of litigation with respect to our products and services;
- the price of our products and services relative to competitive offerings;
- price increases resulting from rising token costs;
- any changes in government policies and practices related to our products, services, and markets;
- regulatory developments affecting the marketing or use of our products;

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We are dependent on collaborative agreements with other companies and organizations, which exposes us to the risk of reliance on the viability of third parties.
In conducting our research and development activities, we currently rely, or will in the future rely, on collaborative agreements with third parties such as manufacturers, contract research organizations, commercial partners, universities, governmental agencies and not-for-profit organizations for both strategic and financial resources. The loss of, or failure to perform by us or our partners under, any applicable agreements or arrangements, or our failure to secure additional agreements for other products in development, would substantially disrupt or delay our research and development and commercialization activities. Any such loss would likely increase our expenses and materially harm our business, financial condition and results of operation.

Reliance on third-party relationships and outsourcing arrangements could adversely affect our business.
We utilize third parties, including suppliers and third-party service providers, for selected aspects of product development. For example, we may outsource the development of our products and services. Outsourcing these functions involves the risk that the third parties may not perform to our standards or legal requirements, may not produce reliable results, may not perform in a timely manner, may not maintain the confidentiality of our proprietary information, or may fail to perform at all. Failure of these third parties to meet their contractual, regulatory, confidentiality, or other obligations to us could have a material adverse effect on our business.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
- our ability to effectively manage our working capital;
- our ability to satisfy customer demands in a timely and cost-effective manner;
- pricing and availability of labor and materials;

- our inability to adjust certain fixed costs and expenses for changes in demand;
- shifts in geographic concentration of customers, supplies and labor pools; and
- seasonal fluctuations in demand and our revenue.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing small- to medium-sized business customers. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our data, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and licensing of data for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to sufficiently scale the registry in order to maintain sustainable revenue and growth. Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other sources may compete against us as they seek to license and commercialize data. These and other strategies may reduce the number of sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources or to secure new licensees, may have a material adverse effect on our business and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, in internet usage, and in blockchain development may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and in blockchain development may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the first quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and designers. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with products of other companies and with our customers' existing infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Medical-use cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would prevent us from fully executing our business plan.

Cannabis is a Schedule I controlled substance under the Controlled Substance Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws or conspire with another to violate them. The U.S. Supreme Court has ruled in *United States v. Oakland Cannabis Buyers' Coop*. and *Gonzales v. Raich* that it is the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. We would be unable to fully execute our business plan if the federal government were to strictly enforce federal law regarding cannabis.

Any changes in state or local laws that reduce or eliminate the ability to cultivate and produce medical-use cannabis would have a material negative impact on our business. If we engage in operations for the adult-use cannabis industry in addition to or in lieu of operations for the medical-use cannabis industry, we and our properties may be subject to additional risks associated with such adult-use cannabis operations.

Our ability to grow our business depends on state laws pertaining to the cannabis industry.

Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the medical-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states.

FDA regulation of medical-use cannabis and the possible registration of facilities where medical-use cannabis is grown could negatively affect the medical-use cannabis industry and our financial condition. Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or CGMPs, related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the medical-use cannabis industry, including what costs, requirements and possible prohibitions may be enforced.

Investors risk criminal liability and the cannabis business's assets are subject to forfeiture.

Because marijuana is federally illegal, investing in cannabis businesses could be found to violate the CSA. Investors and company directors or management could be indicted under federal law, and all of the assets contributed to the Company, including real property, cash, equipment and other goods, could be subject to asset forfeiture.

The SEC is monitoring the cannabis industry and may halt or prevent the Offering or sale of our securities due to the bad acts of others.
On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse affect on our ability to raise capital and our business.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.
Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Applicable state laws may prevent us from maximizing our potential income.
Depending on the laws of each particular state, we may not be able to fully realize our potential to generate profit. Colorado and Washington have residency requirements for those directly involved in the medical-use cannabis industry, which may impede our ability to contract with cannabis businesses in those states. Furthermore, cities and counties are being given broad discretion to ban certain cannabis activities. Even if these activities are legal under state law, specific cities and counties may ban them.

The Internal Revenue Code provides a higher tax rate for cannabis industry businesses.
Internal Revenue Code section 280E prohibits medical-marijuana businesses from deducting their ordinary and necessary business expenses, forcing them to contend with higher effective federal tax rates than similar companies in other industries. Our effective tax rate depends on how large our ratio of nondeductible expenses is to our total revenues. This relatively higher tax rate will affect our future profitability and could cause us to perform worse than investments in different industries.

We may have difficulty accessing the service of banks, which may make it difficult to contract for real estate needs.
Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Recent guidance issued by FinCen, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. Furthermore,

supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Nevertheless, banks remain hesitant to offer banking services to cannabis-related businesses. Consequently, those businesses involved in the regulated medical-use cannabis industry continue to encounter difficulty establishing banking relationships. Our inability to maintain our current bank accounts would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

Our regulatory compliance programs and other risk management efforts cannot eliminate all systemic risk.
Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

Risks Related to the Securities

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to limit individual Investor's commitment amount (including cancelling the investment commitment and returning funds) based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

Investor is not an owner of the Company and has no decision-making rights or vote.
You are not entitled, as a holder of the Securities, to vote or receive dividends or be deemed the holder of capital stock for any purpose, nor will you have any of the rights of a stockholder or member of the Company, as applicable, or any right to vote for the election of directors or upon any matter submitted at any meeting thereof, or to give or withhold consent to any Company action

(other than as pursuant to the DPA) or to receive notice of meetings, or to receive subscription rights. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company. Furthermore, you will not have any rights to the profits or intellectual property of the Company, and your only claim to the assets of the Company are the rights of payment as set forth in the DPA.

Investors may lack information for monitoring their investment.
You may not be able to obtain all information you may want regarding the Company or our parent company, the tokens or the parent company platform, on a timely basis or at all. It is possible that you may not be aware on a timely basis of material adverse changes that have occurred with respect to your investment. While our parent company has made efforts to use open-source development for the tokens, this information may be highly technical by nature. As a result, the Investors may not have accurate or accessible information about their investment, the Company, the tokens or TEST platform.

The DPAs (Debt Payable by Assets) will not be freely tradable until one year from the initial purchase date. Although the DPAs may be tradable under federal securities, or state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the DPAs (Debt Payable by Assets). Because the DPAs have not been registered under the Securities Act or under the securities laws of any state or non-U.S. jurisdiction, the DPAs have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account and not with a view to resale or distribution thereof.

If the Securities are paid back in tokens, it is unclear whether or not these tokens will be freely tradable or convertible to fiat currency.
Given the regulatory uncertainty surrounding the cryptocurrency and token industry, any tokens used to fulfill the Company's debt obligations of the Securities may be considered securities with substantially limited or no liquidity, and not freely tradeable on the open market. Further, new regulations may make it more difficult to acquire and/or use tokens. Regulatory actions may limit the ability of end-users to convert tokens into fiat currency (e.g., U.S. Dollars) or use tokens to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities. Therefore, if the Company pays back debt obligations of the Securities with tokens, instead of cash, this may prove to be an illiquid and potentially worthless repayment method.

The term of this debt instrument and all the rights to receive tokens from it, will expire at three years.
If the Company is not able to acquire tokens from our parent company within three years of the issuance of the debt instrument, it will pay Investors back with all remaining cash on hand, with interest due pursuant to the terms of the DPA. There may be no cash available in the escrow account, if such funds have been subject to a Capital Call (as hereinafter defined) by the Company previously, or any cash on hand at the Company to repay Investors.

There is no guarantee that the Security will be paid back in tokens.

Per the terms of the DPA, if the Company cannot produce or acquire tokens, the only means to pay back the debt is in cash. As tokens may be considered securities, there is a substantial risk to there being regulatory risks that prevent the acquisition or distribution of tokens. While the Company believes any tokens used to fulfill its debt obligations would be considered non-securities assets, and therefore freely tradeable on the open market, there is a risk that regulators may deem tokens securities, therefore substantially limiting their liquidity and therefore the Company's ability to fulfill the terms of the DPA with them.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

In the event the Securities are repaid in tokens, it may be illegal now, or in the future, to acquire, own, hold, sell or use tokens in one or more countries.
One or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use tokens or to exchange tokens for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company or our parent company at a time that is disadvantageous to Purchasers, or may adversely affect an investment in the Company.

The price of the tokens may be set arbitrarily by the Company; no guarantee of return on Investment.
This means that the value of the Securities relative to the cost of tokens cannot be determined or guaranteed. There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Purchasers who are not interested in a cash repayment should make serious considerations regarding their desire to purchase this Security, as tokens may never be available to you, meaning that a cash return may be your only option.
In the event regulatory concerns or any other unforeseen event prevents the ultimate distribution of tokens, the only assets by which the debt instrument utilized in this Offering can be paid back with is cash, pursuant to the terms and conditions in the DPA. This means you should only enter this offering if you are willing to accept a return of investment by the Company in the cash assets it may have at the time of repayment.

The Security being offered has features which allow Purchasers to redeem it for partial repayment or their original principal amount. Purchasers should be aware that (i) the Company may not be obligated to return 100% of the principal; and (ii) there can be no guarantee there will be sufficient assets on hand to return such funds.

You must provide a valid network address and other information for Token distribution or forfeit ability to receive tokens.

In the event the Company elects or is required under the terms of the Securities to make a repayment of the DPA (in part or in full) in tokens, and you fail to provide the Company within fifteen (15) calendar days of notice by the Company, a network address and other information necessary to facilitate a distribution of digital blockchain tokens, the Company may in its discretion, effectuate such repayment in cash and without any interest, without any further obligations. You are responsible for the accuracy of information provided. Providing inaccurate digital keys or public addresses for purposes of token transfer often results in irreversible loss, which nonetheless would constitute satisfaction of the Company's debt repayment obligations.

Investors' ability to redeem the Security we are issuing for cash prior to the maturity date may not provide a full return of capital and may cause the insolvency of the Company.
The Security being offered has features which allow each Investor to redeem it prior to the second anniversary of the issuance date of the Security for partial repayment of approximately fifty (50) percent of the net proceeds to the Company (after the payment of Intermediary expenses) from the Investor's Subscription (the "Early Redemption Right"). Investors should be aware that (i) the Company is not obligated to return one-hundred (100) percent of principal in the event that the Investor chooses to exercise his Early Repayment Right; (ii) there can be no guarantee there will be sufficient assets on hand to return funds despite the use of an escrow account to secure approximately fifty (50) percent of the net proceeds of this Offering and (iii) in the event that the Company requests a Capital Call that an Investor chooses not to opt out of, the Early Repayment Right will be extinguished.

If a significant number of Investors request such redemptions (which may or may not include you) and the Company does not have the adequate amount of cash on hand, the company will be unable to pay such claims and may be forced to refinance, raise additional capital or become insolvent and seek bankruptcy proceedings, in which case you may lose all of your investment.

We may use some or all of the money loaned to us on short notice, which could make it more difficult for us to repay the loan.
The Company has the right to call for the capital held in escrow between the first and second year anniversary of the closing of the Offering. This may ultimately result in an accelerated loss in your capital, should you choose to not recall your funds held in escrow before the Company's Capital Call comes into effect. If the escrow is released to the Company, this may result in the use of the cash by the Company and the likelihood of your repayment in cash could be greatly reduced.

The terms of this debt instrument may hamper the Company's ability to use cash due to the use of an escrow account which will reduce the free cash available to the Company.
The Security being offered has a feature which requires the Company to retain fifty (50) percent of the net proceeds to the Company of this Offering in an escrow account monitored by Republic. As a substantial amount of the monies raised in this Offering will not be useable by the Company, whether as a surety for other debt or for payments, this term may hurt the Company's operations. As Investors have right to request a return of fifty (50) percent of the net proceeds to the Company from the Investor's Subscription, the value of this escrow account may decrease over time. The Company will have the ability to request the release of all funds in the escrow account, after the first anniversary of the issuance of this Security but before the second anniversary of said issuance (the "Capital Call"). However, the Investors will have the ability to opt-out of the Capital Call, resulting in the Company receiving either a substantially reduced amount of capital from the escrow account or none at all, possibly leading to the Company's insolvency or the need to raise more funds.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.

The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.

Upon the occurrence of events constituting a liquidation event or change of control, you will have a right to your pro rata share of any funds remaining in the escrow account and not previously repaid pursuant to the Early Redemption Right. We may not have sufficient funds remaining in the escrow account or the ability to arrange necessary financing on acceptable terms. In addition, our ability to repay the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. If we are unable to repay the Investors pursuant to our obligations under the Securities, the Investors will become general unsecured creditors of the Company, without priority, security or perfection.

We may not be able to generate sufficient cash flow to meet our interest payment obligations on the Securities nor repay the principal.

Our ability to generate sufficient cash flow from operations to repay the Securities in cash will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. The Company will be in default if it is unable to pay the interest amount or principal when due, which could force us to discontinue our business. If we do not generate sufficient cash flow from operations or the operations of our parent company, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to satisfy our obligations under the DPA would severely negatively impact your investment in the Securities.

In the event the Company is unable to generate sufficient cash flow, there is a large risk that the Company could default on the DPA and be unable to repay the Securities, in either cash or tokens. Due to the fees associated with this Offering, at its conclusion, assuming it is successful, the Company will already have less assets than necessary to repay all Securities in full in cash.

Investors do not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act or the protections afforded by the Commodities Exchange Act of 1936, as amended (the "CEA").

The Company is not registered as an investment company under the Investment Company Act and the Company does not believe it is required to register under such act. Consequently, the Investors do not have the regulatory protections provided to Investors in investment companies, such as: the issuance of securities having inequitable or discriminatory provisions; the management of investment companies by irresponsible persons; the use of unsound or misleading methods of computing earnings and asset value; changes in the character of investment companies without the consent of Investors; and investment companies from engaging in excessive leveraging.

The Company will not hold or trade in commodity futures contracts regulated by the CEA, as administered by the CFTC. Furthermore, the Company does not believe it is a commodity pool for purposes of the CEA, or that it is subject to regulation by the CFTC as a commodity pool operator or a commodity trading advisor in connection with the operation of the Company. Consequently, the Investors will not have the regulatory protections provided to Investors in CEA-regulated instruments or commodity pools.

The Company may be forced to cease operations or take actions that result in a dissolution event.
It is possible that, due to any number of reasons, the Company may no longer be viable to operate and the Company may dissolve or take actions that result in a liquidation or dissolution event.

The United States tax rules apply to an investment in the Securities and in the event the Security is repaid in tokens, the United States tax rules are uncertain and the tax consequences to an Investor of an investment in the Securities could differ from the Investor's expectations.
The tax rules applicable to the Securities, specifically if the Security is repaid using tokens instead of cash, are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in the Company's Securities. The tax consequences to a Purchaser of the Securities could differ from the Purchaser's expectations. Purchasers should consult their own tax advisors.

The Company may use other methods of distribution that might allow other investors to purchase or receive tokens on better terms than you receive under the DPA or that might dilute the value of the tokens.
In addition to the DPA Offering, the Company may also distribute the tokens through the following mechanisms, each of which could result in both a decrease in the value of the tokens and in certain purchasers and other recipients purchasing them on more advantageous terms:

- Additional Direct Sales. In the event that the Company determines that the tokens are reasonably treated as non-securities, the Company may sell additional tokens directly.
- Sale of Additional DPAs. The Company may also issue additional DPAs on better terms than the DPA you are purchasing.
- Mining. tokens may also be mined in the future by users who engage in building the network blockchain after it is live.
- Sales and Giveaways to Other Employees. The Company anticipates providing the tokens as a form of bonus or compensation to employees, either for free or for a reduced price.
- Giveaways. To encourage use and development of the network, the Company may provide tokens as rewards to users of the network for certain activities; the Company may provide tokens as rewards in circumstances where it believes the tokens will not be treated as securities.

Some of these sales and distributions may occur at a substantial discount to the amount paid by Investors in the DPAs and/or may result in other terms that are more advantageous to other investors and recipients.

The Company may sponsor other types of offerings or distributions of tokens in the future, which may further dilute the value of the tokens or be offered on more advantageous terms.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

REGULATORY RISKS

Regulatory changes or actions may adversely affect the repayment of the DPAs with tokens.
As cryptocurrencies have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies (including FinCEN, SEC, CFTC, FINRA, CFPB, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS, and state financial institution regulators) have begun to examine the operations of the cryptocurrency networks, users and exchanges. On-going and future regulatory actions may alter, perhaps to a materially adverse extent, the nature of an investment in the Securities repayable by tokens.

Many of these agencies, including the SEC, CFPB, FINRA, the Federal Trade Commission ("FTC") and state financial regulatory agencies, including those of Washington, Wisconsin, North Carolina, Nevada, Massachusetts, Michigan, New Hampshire, Alabama, Maryland, Maine, New Mexico, California, Florida and Hawaii, have issued consumer advisories regarding the risks posed by digital currencies.

In March 2013 guidance, FinCEN took the position that any administrator or exchanger of convertible virtual currencies must register with FinCEN as a money transmitter and must comply with the anti-money laundering regulations applicable to money transmitters. FinCEN subsequently issued several interpretive letters clarifying which entities would be considered administrators or exchangers and which would be considered mere "users" not subject to registration. The requirement that exchangers that do business in the U.S. register with FinCEN and comply with anti-money laundering regulations may increase the cost of buying and selling virtual currencies and therefore may adversely affect their price.

On June 3, 2015, New York State Department of Financial Services ("NYDFS") issued its comprehensive regulatory scheme for digital currency businesses, called the "BitLicense." The BitLicense scheme requires most businesses involved in digital currency transactions in or involving New York, excluding merchants and consumers, to apply for a license from the NYDFS and to comply with anti-money laundering, cyber security, consumer protection, and financial and reporting requirements, among others. Other states have considered similar regimes (for example, a bill in California would have imposed a similar regime, although the bill was shelved), or have required virtual currency businesses to register with their states as money transmitters, which results in virtual currency businesses being subject to requirements similar to those of NYDFS's BitLicense regime. Certain state regulators, such as the Texas Department of Banking and Kansas Office of the State Bank Commissioner, have found that bitcoins do not constitute money, and that mere transmission of bitcoin does not constitute money transmission requiring licensure. The North Carolina Commissioner of Banks has issued guidance providing that North Carolina's money transmission regulations only apply to the transmission of virtual currency and not its use. On June 28, 2014, the Governor of the State of California signed into law a bill that removed state-level prohibitions on the use of alternative forms of currency or value. The bill indirectly authorizes the use of bitcoins as an alternative form of money in the state. The inconsistency in applying money transmitting licensure requirements to certain virtual currency businesses may make it more difficult for virtual currency businesses to provide services, which may affect consumer adoption of virtual currencies and their prices.

To date, the SEC has not asserted regulatory authority over cryptocurrency networks or cryptocurrency trading or ownership and has not expressed the view that all cryptocurrencies should be classified or treated as securities for purposes of U.S. federal securities laws.

The effect of any future regulatory change on cryptocurrencies is impossible to predict, but such change could be substantial and adverse to the Company, the parent company and the parent company's tokens used to repay the Securities.

The United States tax rules applicable to the tokens and cryptocurrencies generally are uncertain and the tax consequences to an Investor who receives tokens as repayment for the Securities could differ from the Investor's expectations.
The tax rules applicable to the tokens and the cryptocurrencies given to the Company are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in cryptocurrencies. The tax consequences to a Purchaser of the Securities who receives repayment in tokens could differ from the Purchaser's expectations. Purchasers should consult their own tax advisors.

No tax opinion.
Neither the Company nor counsel to the Company will render any tax opinion or advice with respect to the Offering of the Securities. Accordingly, each Investor should discuss the tax considerations of an investment in the Securities and the potential repayment of the Securities with tokens as it relates to him or her with his or her own tax advisor.

Regulatory risks associated with the issuer's operation, with the potential treatment of digital assets as securities, and with unforeseen legal restrictions on debt repayments using digital assets is a novel legal construct.
The Offering is an offering of debt securities by a non-investment service company under Regulation Crowdfunding. However, there is a regulatory risk associated with (i) the offering registration and exemption eligibility; (ii) redistribution of any assets that constitute securities; (iii) any activities that are deemed investment activities, investment advisory activities, and/or brokering or dealing activities by the issuer. Operating and legal expenses incurred by the Company to address, challenge and resolve any unfavorable regulatory position may be substantial and may result in the Company's insolvency. Digital tokens and currencies may meet the definition of securities under US securities law depending on specific facts pertaining to the relevant blockchain project and token uses. There is a risk that the tokens useable to repay the debt obligations under the terms of the Offering constitutes securities, in which case the Company and its affiliates and partners may be restricted or even prohibited from delivering or facilitating the relevant token repayments. Investors should carefully consult regulatory guidelines on cryptocurrencies and crypto investing prior to participating in this Offering.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
The TEST Foundation offers a curated registry of consumer health products that meet quality standards. Products that join this registry and pass TEST analyses are "TEST Certified". In order to be certified, companies must pay a fee to the registry (the "Test Registry").

Business Plan
The Test Registry will operate on a token curated platform. The Test Registry is governed by an application/challenge process. The Test Registry's native tokens (the "TEST Token") will be used to apply for new products to be added to the Test Registry as well as challenge applications to the Test Registry. TEST Token holders submit one application for each product they want to register and their application is submitted to the network for review. If there are no challenges, those Products are added to the Test Registry and can be advertised as "TEST Registered". If the products are challenged and pass all the quality testing procedures, they can be advertised as "TEST Certified".

For a complete description of the Company's anticipated operations and strategy, please refer to its White Paper, attached hereto as Exhibit B.

History of the Business
The Company was incorporated on May 10, 2018 in Delaware. The Company was founded to promote the development and adoption of a new blockchain protocol and digital token that will govern a token-curated registry for consumer health products. To date, the Company has not developed its core technology yet.

The Company's Products and/or Services

Product / Service	Description	Current Market
Curated registry	The TEST Registry is a curated list of consumer health products that meet quality standards.	Dietary supplement manufacturers.

We have no new products in development.

Competition
The Company's primary competitors are USP, NSF and UL.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, marketing and distribution capability, service and support, and corporate reputation.

Supply Chain and Customer Base
Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

Our revenues are derived primarily from small and medium sized businesses that sell consumer health products.

Intellectual Property
The Company is not dependent on any intellectual property.

Governmental/Regulatory Approval and Compliance
Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements, and increased enforcement actions and penalties may alter the environment in which we do business. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

Litigation
The Company is currently not subject to any litigation.

Other
The Company's principal address is 449 Forbes Boulevard, South San Francisco, CA 94080.

The Company has no additional addresses.

The Company conducts business in the state of Delaware.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$12,000	6.00%	$64,200
Estimated Services Fees	75.00%	$150,000	75.00%	$802,500
General Working Capital	19.00%	$38,000	19.00%	$203,300

| Total | 100.00% | $200,000 | 100.00% | $1,070,000 |

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all which were incurred in preparation of the campaign and are due at the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company reserves the sole discretion to alter the use or proceeds, subject to any limitations included in the Token DPA Series S-1 Instrument.

Note, the use of proceeds assumes that the Company will be able to secure the funds from the escrow account, as 50% of net proceeds will be held in escrow for two years and these proceeds may be reduced by participants' requests for partial early repayment, the Company's use of proceeds may differ.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Neil Thanedar

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President and Board Chairman: May 2018 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer of Labdoor: May 2012 to Present, responsible for Board operations, investor relations, business management, and corporate strategy.

Education
BS, Cellular & Molecular Biology; BBA, Business Administration, University of Michigan, Ann Arbor, 2010.

Name
Helton Souza

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Treasurer and Director: May 2018 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Technology Officer of Labdoor: May 2012 to Present, responsible for technical planning, architecture, development, and maintenance.

Education
BSE, Computer Software Engineering, Methodist University of Sao Paulo, 2008.

Name
Rafael Ferreira

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Secretary and Director: May 2018 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Marketing Officer of Labdoor: May 2012 to Present, responsible for business communications, marketing, advertising, and design.

Education
Bachelor of Communication, Advertising, Methodist University of Sao Paulo, 2004.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Neil Thanedar

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board Chairman: May 2018 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer of Labdoor: May 2012 to present, responsible for Board operations, investor relations, business management, and corporate strategy.

Education
BS, Cellular & Molecular Biology; BBA, Business Administration - University of Michigan, Ann Arbor, 2010.

Name
Helton Souza

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director: May 2018 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Technology Officer of Labdoor: May 2012 to Present, responsible for technical planning, architecture, development, and maintenance.

Education
BSE, Computer Software Engineering, Methodist University of Sao Paulo, 2008.

Name
Rafael Ferreira

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director: May 2018 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Marketing Officer of Labdoor: May 2012 to Present, responsible for business communications, marketing, advertising, and design.

Education
Bachelor of Communication, Advertising, Methodist University of Sao Paulo, 2004.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Common Stock
On May 10, 2018, pursuant to three Common Stock Subscription Agreements, Neil Thanedar, Rafael Ferreria, and Helton Souza each purchased 500 shares of the Company's Common Stock at a purchase price per share of $0.01, for aggregate proceeds of $15.00. These shares were fully vested at the time of purchase. These offerings of securities were exempt under Section 4(a)(2) of the Securities Act.

Debt
The company does not have any outstanding debt.

Valuation

The Securities being sold in this Offering are DPAs that are either repayable or convert into a number of tokens contingent on future events. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by three people. Those people are Neil Thanedar, Rafael Ferreira, and Helton Souza.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Neil Thanedar	33.3%
Rafael Ferreira	33.3%
Helton Souza	33.3%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company and our primary expenses consist of legal, accounting, and development costs. We do not anticipate generating revenue until 2019.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on developing a working curated registry platform.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds". The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $0 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company's current monthly average burn rate is $0.00 per month.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information; Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000.00 Units of DPA, Series S-1 DPAs (Debt Payable by Assets) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $200,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 31, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Investment commitments are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any Subscription.

If the Company rejects all or a portion of any Subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.
tokens will not be available to purchasers of the Securities distributed in this Offering unless the terms of the Security are met.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $50.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets fort the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six percent (6%) commission based on the amount of investments raised in the offering and paid through the disbursement of funds from escrow account in the event of a successful Offering.

Stock, Warrants and Other Compensation
The intermediary will receive a number of Debt Payable by Assets of the issuer that is equal to two percent (2%) of the total number of Debt Payable by Assets sold by the issuer in the Offering in the event of a successful Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

We request that you please review our organizational documents and form of Security in conjunction with the following summary information. The form of Security is attached hereto as Exhibit D.

Definitions
For purposes of this section the capitalized terms shall be defined as follows:

"**Debt Amount**" means the amount of the loan made by the Investor; the initial purchase price of the DPA.

"**Asset Interest Amount**" means the product of (a) thirty percent (30.0%) and (b) the Debt Amount.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) a Change of Control (of the Company or of an Affiliate of the Company which has control of the Company), or (iv) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

"**Escrow Debt Amount**" means the product of the fifty percent (50.0%) and the sum of all Debt Amounts under all outstanding DPAs net of qualifying Intermediary expenses.

"**Fiat Interest Amount**" means the product of (a) twenty percent (20.0%) and (b) the Debt Amount.

"**Lender Escrow Amount**" means the product of (a) Escrow Debt Amount, and (b) a fraction with (i) a numerator equal to the Debt Amount and (ii) a denominator equal to (a) the Series Debt Amount less (b) any other Lender's Debt Amount from the Series S-1 Offering previously repaid). For the avoidance of doubt, any payment by the Company to another Lender in the Series S-1 Offering will be considered a full repayment and reduction of said Lender's Debt Amount from the Series Debt Amount.

"**Public Token Offering**" means the opening of the Token Developer's first public sale of its tokens to be used on an established decentralized blockchain protocol created by the Token Developer or its affiliates. For the avoidance of doubt, a public sale will be considered one in which the existence of the offering is made public and tokens can be purchased by some or all segments of the general public (e.g., accredited investors or US residents).

"**tokens**" means digital blockchain tokens issued by Test Foundation, Inc. ("Token Developer") as part of a Public Token Offering. For debt satisfaction under the terms of this DPA, tokens shall be valued at the undiscounted price set by the Token Developer for purposes of the Public Token Offering ("Token Valuation").

Term
The Securities will mature upon 36 months from the date of issuance. The Securities are prepayable by the Company in the Company's discretion (with no prepayment penalties) or upon demand by the Investor (in which case approximately 50% of the net proceeds to the Company will be repaid in cash in full satisfaction of the debt).

Interest Payment
The Securities are non-amortizing and the entire principal amount and any applicable interest amounts will be due and payable at maturity, unless otherwise prepaid as described and as per the form of DPA attached hereto as Exhibit D.

The Securities will pay interest at a rate of 0%-30% in assets, including digital tokens, or cash, as per the terms set forth on the form of DPA attached hereto as Exhibit D.

Escrow Account

Upon the closing of the Offering, 50% of the aggregate net proceeds of the Offering (after deducting for certain of the expenses and fees incurred by the Company or the Intermediary for the benefit of the Company) shall be paid into an escrow account and Company shall grant Intermediary all rights and privileges necessary to manage said escrow account. Intermediary will not spend, transfer, or use the funds in the escrow account for any purpose except in compliance with the terms and conditions of the DPA.

Maturity Repayment

Upon the third (3rd) anniversary of the issuance of the DPA, if the Debt Amount has not been satisfied or terminated, the Company shall pay to the Investor the product of the Debt Amount and the Fiat Interest Amount.

Early Repayment in Cash

Without Interest. At any time before six (6) months from the issuance of the DPA, unless the Company has ownership or control of tokens in an amount sufficient for early repayment of debt by tokens in full, the Company may in its discretion satisfy its obligations with respect to the Debt Amount in cash, <u>in full</u>, with no interest or other duties owed to the Investor.

With Interest. At any time after the six (6) months from the issuance of the DPA, unless the Company has ownership or control of tokens in an amount sufficient for early repayment of debt by tokens in full, the Company may in its discretion satisfy its obligations with respect to the Debt Amount in cash, <u>in full</u>, by paying to the Investor the product of the Debt Amount and the Fiat Interest Amount.

Token Repayment Terms

Repayment by tokens (prior to maturity date)

To the extent that the Company repays to Investor the Debt Amount in the form of tokens between the six (6) month and three (3) year anniversary of the issuance of the DPA, the Company shall also, at the same time, pay any interest amount due, which is equal to the Asset Interest Amount.

Fractional tokens

With respect to any partial or full satisfaction of the Debt Amount by tokens, the number of tokens shall be determined based on the Token Valuation. Where possible, the Token distribution may include fractional tokens. In the event fractional tokens are not available, (i) the Investor will receive one full Token if the fractional remainder is equal to or in excess of 0.50 tokens or (ii) the Investor will forfeit the value of the fractional tokens if the fractional remainder is less than 0.50 tokens.

Token Distribution

In the event the Company elects or is required under the terms of the DPA to make a repayment of Debt Amount (in part or in full) by tokens, if upon notice Investor fails to provide to Company within fifteen (15) calendar days a network address and other information necessary to facilitate a distribution of digital blockchain tokens, the Company may in its discretion effectuate such repayment in cash and without any interest on such full or partial Debt Amount, without any further obligations associated thereto and in full satisfaction of such full or partial Debt Amount. Investor is responsible for the accuracy of information provided. Providing inaccurate digital key or public address for purposes of Token transfer often results in irreversible loss, which nonetheless would constitute satisfaction of the Company's debt repayment obligations.

Early Repayment Right by Investor

At any time before the second (2nd) anniversary of the issuance of the DPA, the Investor may demand, by written notice, an early repayment of the Debt Amount, in which case the Company shall promptly repay the Lender Escrow Amount to the Investor in cash with no interest due thereon, in full satisfaction of its obligations under the DPA. However, if the Company has exercised the right to conduct a Capital Call and the Investor has failed to opt out of the Capital Call, prior to the Investor demanding prepayment, the Investor's right to request such Lender Escrow Amount shall be extinguished.

Capital Call Event

At any time between the one (1) year anniversary but before the second (2nd) anniversary of the issuance of the DPA, the Company may request all funds be released to the Company from the escrow account as a capital call event (the "Capital Call"). Investor shall have 15 days from the receipt of notice of such intended Capital Call to opt out of such Capital Call and to exercise his or her right of early repayment of the Lender Escrow Amount.

Dissolution Event

If a Dissolution Event occurs before repayment obligations under this DPA have been satisfied in full, to the extent permissible by law, the Investor shall have a right to its pro rata share of any funds remaining in the escrow account. A dissolution event shall include a voluntary termination of the Company's operations, a general assignment for the benefit of the Company's creditors, a change of control of the Company or its an Affiliate with control of the Company, any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

Termination

This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the Company satisfying its repayment obligations in full.

Security

The Securities are not secured.

Subordination

The Securities are not subordinate to other indebtedness of the Company.

Events of Default

In addition to the standard events of default such the Company's failure to pay principal and/or interest on the Securities, liquidation of the Company and voluntary or involuntary bankruptcy proceedings of the Company, there are no other events of default pursuant to the Securities.

Voting and Control

The Securities will not have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited Investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company has the right to cease operations and distribute funds acquired through the offering, as well as any other assets of the Company to satisfy and extinguish this debt issued during this offering with in the first 24 months from the date of issuance. Purchasers are not guaranteed a return on their investment.

Upon the successful issuance of this instrument, the Company shall retain the Escrow Debt Amount in the Escrow Account and grant Portal all rights and privileges necessary to manage said Escrow Account. Portal will not spend, transfer, or use the funds in the Escrow Account for any purpose until the occurrence of the any of the following: (i) an Escrow Release Event, (ii) a Partial Escrow Release Event (iii) an Escrow Refund Event, (iv) a Partial Escrow Refund Event, or (v) a Capital Call Escrow Event (each an "Escrow Event", and collectively the "Escrow Events").

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL PURCHASERS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES

FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX. EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES. TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Future Transactions

Related Person/Entity	Labdoor, Inc., a Delaware corporation.
Relationship to the Company	Neil Thanedar is the Board Chairman and Chief Executive Officer of Labdoor, Inc. He also owns 22.44% of Labdoor, Inc. Helton Souza is the Chief Technology Officer of Labdoor, Inc. Rafael Ferreira is the Chief Marketing Officer of Labdoor, Inc..
Total amount of money involved	$0.00
Benefits or compensation received by related person	It is expected that Labdoor, Inc. will receive at least 50% of the proceeds raised in the TEST financing.

Benefits or compensation received by Company	The Company will receive technical support, IT, IP, labor, R&D, engineering, infrastructure, deployment, etc. from Labdoor, Inc. for the creation of the potential future TEST network and token.
Description of the transaction	Services Agreement

Conflicts of Interest

The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, and its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

This Offering is the Company's first exempt offering of securities under Regulation CF. The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Neil Thanedar
(Signature)

Neil Thanedar
(Name)

President and Chairman of the Board
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Neil Thanedar
(Signature)

Neil Thanedar
(Name)

President and Chairman of the Board
(Title)

May 31, 2018
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Helton Souza
(Signature)

Helton Souza
(Name)

Treasurer and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Helton Souza
(Signature)

Helton Souza
(Name)

Treasurer and Director
(Title)

May 31, 2018
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Rafael Ferreira
(Signature)

Rafael Ferreira
(Name)

Secretary and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Rafael Ferreira
(Signature)

Rafael Ferreira
(Name)

Secretary and Director
(Title)

May 31, 2018
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	White Paper
Exhibit C	Offering Page
Exhibit D	Form of Security

EXHIBIT A

Financial Statements

EXHIBIT B
White Paper

EXHIBIT C

Offering Page

EXHIBIT D
Form of Security

TEST FOUNDATION, INC.

(a Delaware corporation)

Unaudited Financial Statements as of May 10, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

May 30, 2018

To: Board of Directors, Test Foundation, Inc.
        Attn: Neil Thanedar

Re: 2018 (inception) Financial Statement Review
        Test Foundation, Inc.

We have reviewed the accompanying financial statements of Test Foundation, Inc. (the "Company"), which comprise the balance sheet(s) as of May 10, 2018, and the related statements of income, shareholders' equity and cash flows for the single-day year period(s) thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompany financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,


IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO


TEST FOUNDATION, INC.
BALANCE SHEET
As of May 10, 2018
See accompanying Accountant's Review Report and Notes to the Financials Statements
(Unaudited)


ASSETS

Current Assets:		
Cash and cash equivalents	$	0
Total Current Assets		0
Patent and trademarks		0
TOTAL ASSETS	$	0

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:		
Current Liabilities:		
Accounts payable	$	0
Accrued expenses		0
Total Current Liabilities		0
TOTAL LIABILITIES		0
Stockholders' Equity:		
Common Stock, $0.01 par value, 1,500 shares authorized,		
1,500 shares issued as of May 10, 2018		15
Subscription receivable		(15)
Additional paid in capital		0
Retained earnings		0
Total Stockholder's Equity		0
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	0


TEST FOUNDATIONS, INC.

STATEMENT OF OPERATIONS

As of May 10, 2018

See accompanying Accountant's Review Report and Notes to the Financials Statements
(Unaudited)


Revenues	$	0
Cost of revenues		0
Gross Profit (Loss)		0
Operating Expenses:		
Product development		0
General and administrative		0
Sales and marketing		0
Total Operating Expenses		0
Operating Income (Loss)		0
Provision for Income Taxes		0
Net Loss	$	0

TEST FOUNDATION, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
As of May 10, 2018
See accompanying Accountant's Review Report and Notes to the Financials Statements
(Unaudited)

	Common Stock (Shares)	Common Stock (Value)	Subscription Receivable	Additional Paid in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance as of May 10, 2018 (Inception)	0	$ 0	$ 0	$ 0	$ 0	$ 0
Sale of common stock	1,500	15	(15)	0	0	0
Net Income (Loss)	0	0	0	0	0	0
Balance as of May 10, 2018	0	$ 15	$ (15)	$ 0	$ 0	$ 0

TEST FOUNDATION, INC.
STATEMENT OF CASH FLOWS
As of May 10, 2018
See accompanying Accountant's Review Report and Notes to the Financials Statements
(Unaudited)

Cash Flows From Operating Activities

Net Loss	$	0
Add back:		
Depreciation		0
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase) Decrease in patent and trademarks		0
(Decrease) Increase in accrued expenses		0
Net Cash Used In Operating Activities		0

Cash Flows From Investing Activities

Purchase of property and equipment		0
Net Cash Used In Investing Activities		0

Cash Flows From Financing Activities

Advances from founder and related parties		0
Capital contributions		0
Net Cash Provided By Financing Activities		0

Net Change In Cash and Cash Equivalents		0
Cash and Cash Equivalents at Beginning of Period		0
Cash and Cash Equivalents at End of Period	$	0

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$	0
Cash paid for income taxes		0

TEST FOUNDATION, INC.
NOTES TO FINANCIAL STATEMENTS
As of May 10, 2018
See accompanying Accountant's Review Report
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Test Foundation, Inc.. (which may be referred to as the "Company," "we," "us," or "our") offers a curated registry of consumer health products that meet quality standards. Products that join this registry and pass TEST analyses are "TEST Certified". In order to be certified, companies must pay a fee to the registry.

Since Inception, the Company has relied on advances from founders and raising capital to fund its operations. As of May 10, 2018, the Company had no working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7), capital contributions from the majority shareholder and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company incorporated on May 10, 2018 in the State of Delaware. The Company is headquartered in South San Francisco, CA. The Company did not begin operations until 2018.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of May 10, 2018, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of May 10, 2018, the Company had no cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is

limited and it has not experienced significant write-downs in its accounts receivable balances. As of May 10, 2018, the Company did not have any outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of May 10, 2018.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2017 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of May 10, 2018, the Company had not begun recognizing sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.   We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a C Corporation. Since the Company had no operations prior to 2018, the Company has not yet filed any Federal or state tax returns.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – STOCKHOLDER'S EQUITY

Capital Contributions

As of May 10, 2018, the Company is owned by three individuals.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 7), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7– SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to 1,070,000 units of Debt Payable by Assets ("DPA") for up to $1,070,000. The Company is attempting to raise a minimum amount of $100,000 in this offering and up to $1,070,000 maximum.

The DPA can be repaid prior to the third anniversary of the effective date. If the repayment is made in tokens, tokens will be issued equal to the amount of principal plus 30% interest. Anytime before the second anniversary of the DPA, the lender may provide written notice demanding early repayment at an amount equal to the principal only. The Company may repay the DPA with cash prior to when the Company has ownership or control of an amount of Tokens sufficient for early repayment of debt. In this case, the cash repayment amount will be equal to the amount of the principal, if less than six months, or the amount of the principal plus 20% interest if greater than six months. The DPA matures at the third anniversary of the effective date. If the DPA remains outstanding as of the third anniversary, the DPA will accrue 15% interest on a one-time basis.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through May 30, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

TEST: A Token-Curated Registry for Consumer Products

Neil Thanedar
neil@testtoken.org
testtoken.org

Version 0.4.1

Abstract. Information asymmetry in retail markets puts consumers at risk of fraud through the sale of counterfeit, adulterated, recalled, and expired goods. Consumers rely on trusted third parties such as regulatory agencies and certificate authorities to control the distribution of these products. However, failures of cost, latency, and trust have limited the success of these centralized authorities, exposing consumers to continued risk. We propose a solution to this information asymmetry problem using a token-curated registry. The TEST Registry will be a curated list of products that meet quality standards. This registry is governed by an application/challenge process. TEST holders can apply for new products to be added to the registry and other TEST holders can challenge these applications. Products that successfully complete their application period without losing a challenge are listed in the TEST Registry. Product challenges are won or lost based on scientific testing performed by TEST-registered laboratories. TEST holders are rewarded for winning challenges, forming the basis for a Self-Regulatory Organization that protects consumers and identifies high-quality products. The TEST Registry aligns incentives between producers, consumers, and validators and offers a public, global, and decentralized alternative to trusted third parties like the FDA.

1. Introduction

1.1. Problem

Fraud in consumer products has persisted for thousands of years despite laws as old as the Code of Hammurabi (1754 BC) making it illegal to cheat buyers with products like diluted beer[1]. Fraudsters continuously update their methods to evade detection by regulators and trick consumers. For example, ancient Roman authorities developed seals to differentiate authentic olive oil and wine; however, there is evidence of counterfeit Roman seals on fraudulent products, defeating this system[2].

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[1] D. Keifer, "Brewing: A legacy of ancient times,"
http://pubs.acs.org/subscribe/archive/tcaw/10/i12/html/12chemchron.html, 2001.
[2] J. Spink, D. Moyer, "Defining the Public Health Threat of Food Fraud,"
https://onlinelibrary.wiley.com/doi/full/10.1111/j.1750-3841.2011.02417.x, 2011.

Modern fraud in consumer products is regulated by centralized authorities, including FDA and USDA in the US, FSA in the UK, and EFSA in the EU. These organizations are responsible for overseeing consumer health products such as food, cosmetics, and pharmaceuticals. However, failures of cost, latency, and trust have limited the success of these authorities, exposing consumers to continued risk.

An increasingly global supply chain cannot be effectively policed by these domestic authorities. The FDA plans to spend over $5.1 billion in 2018[3]. While this cost is objectively high, it is small compared to the FDA's regulatory scope. FDA-regulated products amount to more than $2.4 trillion in annual consumption[4]. At this scale, the FDA relies on product recalls, a reactive system with high latency, to regulate product safety. Recalls are triggered by adverse events. When enough consumers report negative side effects to the FDA, the FDA initiates an investigation, which may lead to a recall. However, it can take many years and thousands of complaints before a failed product is finally removed from the market[5]. Meanwhile, consumers have low information about product risks and little ability to influence FDA decisions.

Centralized authorities also break our trust in them when they are influenced by the entities they are supposed to be regulating. In 1994, the American Congress passed the Dietary Supplement Health and Education Act (DSHEA), which exempts most dietary supplements from FDA approval[6]. In the past two decades, the dietary supplement industry has collectively spent between $1M and $5M annually on lobbying activities[7]. Meanwhile, US supplement sales have increased under DSHEA from under $6B to over $35B annually[8]. These concentrated benefits provide a large incentive for supplement companies to influence regulatory action and reduce buyer information in these markets. Consumers as a whole would benefit from organizing against these company actions, but the total cost is too expensive for any one individual to undertake, meaning that the collective action will only occur if a critical mass of people coordinates their resources and takes action together[9].

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[3] FDA. "HHS FY 2018 Budget in Brief," https://www.hhs.gov/about/budget/fy2018/budget-in-brief/fda/index.html, 2017.
[4] S Walker, C. Nardelli, "Consumer expenditure on FDA regulated products: 20 cents of every dollar," https://blogs.fda.gov/fdavoice/index.php/2016/11/consumer-expenditure-on-fda-regulated-products-20-cents-of-every-dollar/, 2016.
[5] M. Kwa, L. Welty, S. Xu, "Adverse Events Reported to the US Food and Drug Administration for Cosmetics and Personal Care Products," https://jamanetwork.com/journals/jamainternalmedicine/article-abstract/2633256, 2017.
[6] V. Franks, D. Street, R. O'Neill, "FDA Regulation of Dietary Supplements and Requirements Regarding Adverse Event Reporting," https://www.ncbi.nlm.nih.gov/pubmed/20032973, 2010.
[7] OpenSecrets.org, "Nutritional & Dietary Supplements: Lobbying, 2017," https://www.opensecrets.org/industries/lobbying.php?ind=H4600, 2018.
[8] S. Ostroff, "Making Progress in Protecting Consumers from Unsafe Supplements," https://blogs.fda.gov/fdavoice/index.php/tag/dietary-supplement-health-and-education-act-dshea/, 2016.
[9] P. Oliver, G. Marwell, "A Theory of the Critical Mass," https://www.ssc.wisc.edu/~oliver/PROTESTS/ArticleCopies/OliverMarwellCritMassI.pdf, 1985.

The rise of online marketplaces dramatically increases the scale of this problem. Overall, 30 times more new consumer packaged goods are released each year than were launched annually just 50 years ago[10]. Given high price competition and low product differentiation, especially online, there is a large incentive for sellers of lemons to defraud consumers. On the supply-side, these bad actors lower costs by utilizing poor quality products and raw materials. On the demand-side, consumers' reliance on user reviews as a proxy for product quality has led dishonest sellers to buy fake, positive reviews, further diluting market knowledge[11].

1.2. Current Solutions

Everyone desires and benefits from transparent independent testing, but the total cost is too expensive for any one individual to undertake, meaning that the collective action will only occur if a critical mass of people coordinates their resources and takes action together. There are also concentrated incentives for fraudulent product sellers to fight the production of this information through lobbying and litigation. Thus, it is hard for diffuse groups to engage in private costs to pursue public benefits, with economic logic incentivizing the majority to inaction and the minority to counteraction[12]. When centralized authorities fail to effectively curate fraudulent products out of the market, all consumers are put at greater risk, exposing a classic tragedy of the commons problem[13].

Organizations like Consumer Reports and Labdoor aim to solve this problem by testing products publicly. This work increases market information and aligns incentives between most buyers and sellers. The popularity of these services shows the high consumer demand for transparent independent testing. However, since this information is a non-excludable public good, it is challenging to effectively charge each beneficiary for this service[14]. There is also a high cost for these organizations to defend their work. Consumer Reports has been sued at least 13 times by the subjects of their reviews, and risks triggering additional complaints with every new review[15]. These market failures limit the potential scale of information providers and discourage new providers from entering the market.

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[10] C. Mims, "Why There Are More Consumer Goods Than Ever," https://www.wsj.com/articles/why-there-are-more-consumer-goods-than-ever-1461556860, 2016.
[11] J Stempel, "Amazon sues to block alleged fake reviews on its website," https://www.reuters.com/article/us-amazon-com-lawsuit-fake-reviews/amazon-sues-to-block-alleged-fake-reviews-on-its-website-idUSKBN0N02LP20150410, 2015.
[12] M. Olson, "The Logic of Collective Action," http://www.sscnet.ucla.edu/polisci/faculty/chwe/ps171a/olson.pdf, 1971.
[13] E. Ostrom, "Tragedy of the Commons," http://dlc.dlib.indiana.edu/dlc/handle/10535/5887, 2008.
[14] T. Cowen, "Public Goods and Externalities," http://www.econlib.org/library/Enc1/PublicGoodsandExternalities.html, 1993.
[15] R. Finn, "Still Top Dog, Consumers' Pit Bull to Retire," http://www.nytimes.com/2000/10/05/nyregion/public-lives-still-top-dog-consumers-pit-bull-to-retire.html, 2000.

1.3. TEST

TEST is a decentralized solution to the problem of fraud in retail markets. The core utility of TEST is to maintain a series of registries that give consumers more transparency into product quality. The first is the TEST Product Registry, a token-curated registry (TCR) that regulates the quality of consumer products. The second is the TEST Lab Registry, which is a curated list of laboratories that meet key accreditations and qualify to provide data and resolve challenges for the product registry. TEST registries will be smart contracts on the public Ethereum blockchain that list the products and laboratories that have been accredited by TEST.

Producers and other applicants submit products to the TEST Product Registry, where they will undergo the standard TCR process, where they may be challenged during an open challenge period before they are added to the registry. Additionally, qualified labs from the TEST Lab Registry serve as validators for the TEST Product Registry during challenges. TEST-registered labs perform the testing required and provide public data to determine whether a product wins or loses its challenge. This application/challenge process ensures that products in the TEST Registry maintain a consistently high-quality over time.

The TEST protocol and registries aim to solve two key problems in retail markets, information asymmetry and regulatory compliance. Consumers can look for the TEST Registered mark on product labels or use TEST-based applications to research and buy products. Listings in the product may include other important information, including instructions for use, ingredient lists, user reviews, and other certifications. TEST enables a shared public data layer, tracking the quality of consumer products over time. Applications will be built on top of this data, the simplest of which will show consumers which products are currently in the registry.

Producers could also use the TEST protocol to comply with government regulations. California's Proposition 65 regulations for purity have long been one of the world's strictest testing standards for consumer products[16]. The TEST Product Registry will require applicants to its product registry to comply with these testing standards. TEST can also help companies comply with new data accessibility requirements. The EMA will require that pharmaceutical companies connect their internal product tracking systems to a central data repository by 2019 and the FDA has mandated that full electronic track & trace capability will be required by 2023 for all members in the pharmaceutical supply chain[17,18]. These capabilities will be built into the TEST protocol, streamlining regulatory compliance across borders.

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[16] B. Borrell, "Are Proposition 65 warnings healthful or hurtful?," http://www.latimes.com/health/la-he-pro-con2-2009nov02-story.html, 2009.
[17] "COMMISSION DELEGATED REGULATION (EU) 2016/161," http://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:32016R0161&from=EN, 2016.
[18] "Drug Supply Chain Security Act (DSCSA)," https://www.fda.gov/Drugs/DrugSafety/DrugIntegrityandSupplyChainSecurity/DrugSupplyChainSecurityAct/, 2013.

2. TEST Registries

2.1. TEST Product Registry

The TEST Product Registry is a token-curated registry (TCR) for testing and transparency in consumer health products. This registry is regulated by an application/challenge process inspired by the TCR model in the AdChain Registry white paper[19]. TEST holders can propose new products to be added to the registry and other TEST holders can challenge these applications. Applicants that complete their application period without losing a challenge are listed in the TEST Product Registry. Registrants must maintain a minimum deposit in TEST to remain in the registry, which serves as collateral against future challenges.

Applications to the TEST network require applicants to attest to their compliance with specific TEST standards. For example, products will be required to comply with California's Proposition 65 regulations for purity in order to be listed in the TEST Registry. A challenger could win a challenge against a product by submitting testing data from a TEST-registered lab that shows that the product fails to meet these standards. These registry standards will also be parameters in the TEST protocol and can be changed by a vote by TEST holders.


NO CHALLENGE
1
Applicant stakes TEST to apply to join the registry.
2A
The application is submitted to the TEST network for review.
3A
Product is added to the TEST Registry and can be advertised as "TEST Registered"
PRODUCT WINS CHALLENGE
CHALLENGE
LAB REPORT
PRODUCT LOSES CHALLENGE
2B
Token holders can stake TEST to challenge an application.
3B
Product is not "TEST Registered" and their failed tests are added to the TEST Registry.

[19] M. Goldin, A. Soleimani, J. Young, "The AdChain Registry," https://adtoken.com/uploads/white-paper.pdf, 2017.

TEST holders stake a deposit of TEST token to apply a product to the TEST Registry. Staking a deposit begins the application period, where other TEST holders can challenge an applicant that they believe are not up to the standards of the registry or fraudulent. Product challenges are won or lost based on scientific testing performed by a TEST-registered laboratory. The product registry aggregates demand for lab testing, which drives demand for laboratories to join the lab registry. In order to stay in the TEST Product Registry, listings must be renewed at least once per year to ensure consistent quality. TEST Foundation can charge a non-refundable fee for every new application. This fee will initially be set to 0 to encourage adoption while the foundation is funded through token sales.

If a TEST holder believes that a product doesn't meet the standards of the registry, they can challenge that product using TEST tokens. To challenge an open application, the challenger must deposit an equivalent amount of TEST tokens to start the challenge. When an application is challenged, this opens a challenge period during which the challengers must submit a case with evidence from a TEST-registered lab that an application fails one or more registry standards.


EXAMPLE: TEST CHALLENGE - WIN VS. LOSS
testDeposit = 10,000 TEST
10,000
10,000
APPLICANT
APPLY
CHALLENGE
CHALLENGER
TEST REGISTRY
LAB REPORT
TEST REGISTRY
LAB REPORT
TEST REGISTRY
WIN
LOSS

When TEST holders win a challenge, they receive their deposit back and also receive a reward for sponsoring a winning challenge. The lab that tested the product also receives a reward that comes from the applicant's deposit if the challenge is successful and from the challenger's deposit if the challenge is unsuccessful.



There must be a binary outcome (pass/fail) for every test. For example, assuming the limit for lead content is 0.5 μg/daily serving (based on California Proposition 65 limits), then a product would pass this test if their lab results showed lead levels below this limit. These testing limits will also be parameters in this protocol and can be changed with a vote by TEST holders. An application may require one or a number of tests. A product must pass every test in a given application to be TEST Registered for that purpose.

Token holders can also challenge a product that is already in the registry by staking a deposit against that registrant. Thus it could be profitable for TEST holders to proactively monitor the quality of registrants to identify promising challenge targets, incentivizing registrants to maintain their quality in order to keep their deposits. Registrants could also be incentivized to challenge each other if they believe their competitors are not meeting TEST standards. This forms the basis for a Self-Regulatory Organization (SRO) governed by TEST that incentivizes honesty and transparency without relying on political or legal arbiters to force action[20].

The TEST Product Registry is designed to connect consumers with high-quality products. Thus producers will be increasingly incentivized to apply to this registry as more consumers use this registry as a factor in their purchasing decisions. Labdoor will help bootstrap this process by contributing its hundreds of product certifications to the TEST network at launch. TEST Foundation will recruit other independent testing organizations to contribute their data to the network with the goal to aggregate the world's largest public dataset for product quality.

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[20] R. Selkis, A token to self-regulate tokens. But really."
https://medium.com/@twobitidiot/a-token-to-self-regulate-tokens-but-really-a61da77e6a7b, 2018.

2.2. TEST Lab Registry

Laboratories use a similar TCR-based application/challenge process to join the TEST Lab Registry, which earns them the right to work for the product registry. Challenges in the lab registry are won or lost based on whether a laboratory is in good standing with its public accreditations.

This registry will initially rely on accreditations set by established regulatory agencies and independent organizations. The two initial requirements for a laboratory to join the TEST Lab Registry will be for the lab to be FDA registered and ISO 17025 accredited. ISO 17025 is the leading independent standard for technical competence for testing laboratories[21]. Organizations like the FDA and ISO can also serve as Oracles that verify the real-world status of these accreditations. TEST Foundation will work to develop independent standards over time that reflect the global consensus of TEST holders and allow for truly decentralized regulations.

Failures in the lab registry will be easier to detect since organizations like the FDA publicly release information about failed laboratory inspections[22]. Lab applicants are incentivized to retract their own applications if they lose their good standing with an accreditation instead of facing a challenge that they are sure to lose. This will make challenges in the lab registry relatively uncommon. Because accreditation data is publicly available, challenges in the lab registry do not need to compensate validators. This allows the challenge reward in the lab registry to be set at 100% of the original deposit, increasing the incentive to challenge bad laboratories.



The lab registry helps laboratories access a global marketplace for product testing. Centralization in the testing laboratories industry has made it difficult for smaller labs to earn new customers. There are over 16,000 testing laboratories in the world, generating over $78 billion in annual revenues; however, just 10 companies

---

[21] ISO, "ISO/IEC 17025:2005," https://www.iso.org/standard/39883.html, 2005.
[22] FDA, "Inspections Database," https://www.fda.gov/ICECI/Inspections/ucm222557.htm, 2018.

(average age = 112 years old) control over 40% of the global market share[23]. The results of this testing are also largely hidden from consumers and used by producers only for internal quality control purposes. By incentivizing laboratories to join the lab registry and publicly share their testing data with the product registry, TEST will increase transparency and promote more independent testing.

3. Registry Parameters

3.1 Parameter Set

These registries rely on parameters (*highlighted below in italics*) that set the standards for applications, challenges, testing, and value transfer in this protocol. Parameterized values will first be set by the creators and then will be open to reparameterization through voting by TEST holders. The parameter set is below:

- *testDeposit*: The number of TEST tokens required to submit an application to the registry.
- *applicationPeriod*: The amount of time that an application must wait for challenge before being automatically added to the registry.
- *challengePeriod*: The amount of time that a challenge will remain open for challengers to submit data from a TEST-registered laboratory or Oracle.
- *renewalPeriod*: The amount of time that a registrant can remain in the registry before they need to submit a new application.
- *challengeReward*: The proportion of the losing party's *testDeposit* that is earned by the parties who sponsored the challenge.
- *labReward*: The proportion of the losing party's *testDeposit* that is earned by the labs or Oracles that provide data to resolve the challenge.

3.2 Initial Values

- *testDeposit*: 10,000 TEST. (Applicants risk this stake when they apply to the registry, making it expensive to spam the registry with bad applications.)
- *applicationPeriod*: 30 days. (This provides challengers with time to review new applications and analyze their accreditations before an applicant is added to a TEST registry.)
- *challengePeriod*: 30 days. (Most laboratories can perform testing within 2-4 weeks, which gives challengers enough time to collect needed evidence)
- *renewalPeriod*: 365 days. (Annual renewals are the current standard for product and lab accreditations)
- *challengeReward*: 50% of *testDeposit*. (A challenger needs 66.7% confidence that an applicant will fail to justify a challenge)
- *labReward*: 50% of *testDeposit*. (Labs are incentivized to perform testing for TEST challenges when *labReward* is higher than the market rate for these testing services. Testing for compliance to California Proposition 65

[23] Catalyst. "Global Testing, Inspection and Certification, http://www.catalystcf.co.uk/research-documents/2016/catalyst-corporate-finance-testing-inspection-certification.pdf, 2017.

standards can be performed for under $300 per product. As more labs join the registry, a bidding mechanism could be added to set *labReward* based on the lowest active bid offered by a TEST-registered laboratory.)

3.3. Parameter Settings

As the popularity of the TEST Registries increases, TEST value should appreciate relative to fiat value, increasing the cost to apply to the registry. If the cost to apply to the registry becomes too high, then TEST holders can vote to decrease *testDeposit* to encourage more applications. It's also important to note that *testDeposit* remains in the applicant's account as long as they successfully pass all challenges, further increasing our price competitiveness relative to existing accreditations.

Challenge parameters can also be adjusted to improve incentives. If TEST holders judge that not enough challenges are being performed to properly secure the network, they could vote to increase *challengeReward* to incentivize more challengers to take action. For example, if *challengeReward* is set at 100% of *testDeposit*, then a rational challenger would initiate a challenge if they are at least 50% confident that a product will fail testing. This also incentivizes TEST holders to preferentially challenge products that have a high probability of failing these tests.

4. Financial Incentives

4.1. Centralized Registries

The owners of centralized registries are financially incentivized to accept as many applications as possible since each new certification brings in more revenue. If registry owners lower their standards in order to accept more applicants, this will dilute the quality of the registry over time, causing high-quality applicants to leave the registry. Eventually, a new centralized registry is created that promises to be more exclusive. However each such registry faces the same perverse incentives and will trend to erosion over time.

When trusted third parties (TTPs) break our trust, such as the failure of credit rating agencies to accurately rate subprime assets prior to the 2008 financial crisis, they fundamentally distort markets. Certificate authorities, including credit rating agencies, usually receive most of their funding from the entities that they are rating, misaligning their incentives against consumers. Consumers want certifications to be difficult to earn to ensure high quality, while a profit-maximizing TTP could be driven to lower their standards to broaden their potential customer base. TTPs don't solve the problem of trust, they just change the people we need to trust[24].

---

[24] N. Szabo, "Trusted Third Parties Are Security Holes," http://nakamotoinstitute.org/trusted-third-parties/, 2001.

4.2. Token-Curated Registries

Token-curated registries (TCRs) based on a native token can solve these incentive problems. TEST economically incentivizes individuals and companies to judiciously curate a registry of high-quality products and laboratories. Since TEST is required to participate in the TEST Registry, the value of TEST is dependent on demand for new applicants to join the registry. This creates a virtuous cycle between participants in the registry. As long as TEST holders continue to curate a high-quality registry, then the value of TEST will appreciate. If TEST holders accept too many applications and dilute the registry, demand for new applications will fall and the value of TEST will decrease. The native TEST token is required for this virtuous incentive structure to work since its value is directly connected to the quality of the registry.

This token model can also solve another classic problem that faces new registries — market penetration. The first applicants to any new registry are often hesitant to pay a set certification fee since the value of the registry has not yet been established. In a token-curated registry, application fees rise or fall based on demand for new applications to the TEST Registry. Thus, applicants to the registry are incentivized to buy into the network early and only accept other high-quality applications to keep the value of the registry high. As long as these applicants successfully pass all challenges, they will see the value of their TEST deposits increase without having to pay more money to stay in the registry, rewarding them for being early adopters. Existing certifications cost $2,000-15,000 per product per year and accreditations like ISO 17025 cost $6,000 per laboratory per year in assessment fees, providing comparables for TEST application fees[25,26].

5. TEST Token

5.1. Initial Allocation

The total token supply will be 1 billion (1,000,000,000) TEST. 60% will be retained by TEST Foundation to fund operations through token sales and to grant rewards for contributors to the network. 40% will be granted to Labdoor for founding the TEST protocol subject to lock-up periods as described in section 5.2. TEST tokens can neither be minted nor destroyed, fixing the token supply at 1,000,000,000 once all tokens have been distributed and unlocked. TEST Foundation intends to fund its initial operations with proceeds from a crowdfunding campaign to pay for protocol development, recruit producers and laboratories to the network, and pay for the legal costs to set up the foundation and governance structure. Contributors to this crowdfunding campaign may receive TEST tokens or cash from TEST Foundation.

---

[25] L. Tarkan, "What 'USP Verified' and Other Supplement Seals Mean," https://www.consumerreports.org/vitamins-supplements/what-usp-verified-and-other-supplement-seals-mean/, 2016.
[26] APHL. "Laboratory Costs of ISO/IEC 17025 Accreditation," https://www.aphl.org/aboutAPHL/publications/Documents/FS-2018Feb-ISO-IEC-Accreditation-Costs-Survey-Report.pdf, 2018.

5.2. Token Distribution

TEST Foundation will control 600 million TEST at formation. This gives it the ability to launch multiple future token sales, ideally at higher prices each time, upon delivery of key protocol milestones. While this protocol is being developed, the TEST team will manage this token reserve and negotiate token sales and partnerships as representatives of TEST Foundation. Once formal decentralized governance is established, tokens retained by TEST Foundation will be held in escrow and TEST holders will vote on whether to approve new token distributions. Labdoor intends to distribute 300 million TEST to company equity holders and 100 million TEST to company employees and advisors, with 50% unlocked at token launch and the remaining tokens unlocked one year following this launch.

6. TEST Foundation

TEST Foundation will manage protocol governance for the TEST protocol and registries, including parameter settings and testing standards. TEST Foundation will also enlist a decentralized network of laboratories to join the lab registry and perform work for the product registry. TEST was initially developed by Labdoor's founders as a way to decentralize product testing and certifications. Labdoor brings its expertise in independent testing, software engineering, and consumer awareness into the design of the TEST protocol and registries. TEST Foundation will initially fund itself through token sales and will work to scale network transaction and API fees to make the organization self-sufficient indefinitely.

7. Labdoor

Since 2012, Labdoor has independently tested and reviewed hundreds of dietary supplements, powering a product review site used by millions of people each year. Labdoor also offers product certifications for Purity (heavy metals and microbiological testing) and Sport (WADA Anti-Doping List testing). This work has been funded through angel and venture capital investments and is monetized through advertising revenue, with retailers paying Labdoor a commission for every sale generated through its website. Labdoor could continue to operate its centralized marketplace indefinitely, but expects to generate more long-term value by building its applications on an open protocol layer.


LABDOOR 1.0
Centralized Marketplace
TEST 1.0
Open Protocol
TEST 2.0
Decentralized Marketplace
APPLICATIONS + PROTOCOL
labdoor
APPLICATIONS
labdoor
PROTOCOL
TEST
APPLICATIONS
labdoor
COMPANY A
COMPANY B
COMPANY C
PROTOCOL
TEST

Labdoor seeks to recruit a broad group of network participants to generate the world's largest public database of product quality data. Labdoor will lead the initial development of the TEST protocol and will contribute its 5+ years of testing data to the blockchain ledger, seeding the product registry. Labdoor's ownership stake in the network incentivizes it to build its applications on the TEST network to serve early network participants. Labdoor will continue to operate its certifications program while the TEST protocol is being developed. These certifications will be added to the product registry when it launches and will help build an early consumer and producer base for the TEST Registry.

Once the token launches, Labdoor will focus on building and scaling new applications and recruiting millions of consumers to research and buy products listed in the registry. One year after the launch of this protocol, Labdoor will no longer hold its initial distribution of TEST tokens and expects to serve as just one of many providers in the network. As creators of the TEST protocol, Labdoor's founders intend to remain involved in TEST governance long-term through official leadership positions and informal community organization.

8. TEST Use Cases

8.1. Supplements

Dietary supplements face no pre-market regulation by the FDA, meaning they can be sold without any safety, purity, or quality testing[27]. The TEST Registry will help consumers identify products that consistently pass quality standards. TEST's challenge process regulates the quality of the registry and provides the incentives for token holders to sponsor testing on products that they expect to fail a challenge. Labdoor has been independently testing supplements since 2012 and will contribute its product data to TEST at its launch, jumpstarting network utility. As the product registry grows, TEST could develop sub-registries that segment different types of products (e.g. supplements vs. food), or even further segment these industries into specific product categories (e.g. fish oil vs. multivitamins). Supplements account for just over 10% of all food recalls in the United States[28].

8.2. Food

There are over 400 food recalls each year in the United States, putting consumers at risk on a daily basis[29]. Food recalls also rely on adverse events (people getting sick) as a reactive signal for regulators to take action. The TEST Registries can more

---

[27] J. Hamblin, "Why Vitamins and Other 'Dietary Supplements' Can Contain Anything," https://www.theatlantic.com/health/archive/2016/06/supplements-make-tobacco-look-easy/488798/, 2016.
[28] Statista, "FDA food recall share in the United States in Q2 2017, by category," https://www.statista.com/statistics/618177/fda-food-recall-share-us-by-category/, 2017.
[29] T. Maberry, "A Look Back at 2017 Food Recalls," https://www.foodsafetymagazine.com/enewsletter/a-look-back-at-2017-food-recalls/, 2018.

proactively regulate food quality with its challenge process and help producers manage and publicize their quality control work. If consumers got sick from consuming a specific food product, they could organize together to challenge that product in the registry. Regulators and independent auditors could also monitor testing data to identify concentrated points of failure in the global food supply chain. The global Food Traceability market is over $12 billion annually and growing over 5% per year due to quality control issues in the global food supply chain[30].

8.3. Pharmaceuticals

Counterfeit pharmaceuticals are a $200 billion global industry, making them the largest segment of the overall counterfeiting market[31]. This issue is often overlooked in the United States and Europe, where counterfeits are expected to be less than 0.2% of the market[32]. However, the same study estimates counterfeiting rates in Asia and Latin America at over 10%, with anecdotal evidence that up to 60% of pharmaceuticals sold in Africa are counterfeit. All counterfeit products are illegal, but when pharmaceuticals such as antibiotics and AIDs medications are faked, they can lead to serious illnesses and deaths. Listings in the TEST Product Registry can include safety data like product serial numbers and expiration dates, which can help consumers identify authentic pharmaceuticals[33]. TEST Foundation could also develop a barcode system to connect physical units of each product with their listing on the product registry, simplifying the consumer user experience.

8.4. Cannabis

Cannabis is now legal in 29 US states and at least 20 states are requiring laboratory testing on cannabis samples, with each state setting its own testing standards[34]. Cannabis producers and dispensaries will desire a simple way to comply with testing regulations and highlight high-quality products. TEST Foundation will initially focus on cannabis testing and certifications in California. California is the largest cannabis market in the world, and will be phasing-in laboratory testing requirements for different cannabis products throughout 2018[35]. All testing data generated on California cannabis samples by the TEST network will be entered into the Bureau of Cannabis Control track and trace system to simplify compliance. As

[30] BTS Research, "Global Food Traceability Market," https://bisresearch.com/industry-report/global-food-traceability-market-2022.html, 2017.
[31] P. Behner, M. Hecht, F. Wahl, "Fighting counterfeit pharmaceuticals," https://www.strategyand.pwc.com/reports/counterfeit-pharmaceuticals, 2017.
[32] H. Bale, "Pharmaceutical Counterfeiting," https://www.oecd.org/sti/ind/35650404.pdf, 2005.
[33] J. Swiatek, "Eli Lilly intensifies efforts to stop fake pharmaceuticals," https://www.indystar.com/story/money/2014/04/06/eli-lilly-intensifies-efforts-stop-fake-pharmaceuticals/7327471/, 2014.
[34] L. Rough, "Leafly's State-by-State Guide to Cannabis Testing Regulations," https://www.leafly.com/news/industry/leaflys-state-by-state-guide-to-cannabis-testing-regulations, 2016.
[35] Bureau of Cannabis Control, "Required Testing Chart," http://bcc.ca.gov/about_us/documents/17-261_required_testing_chart.pdf, 2017.

new state and federal regulations regarding cannabis are proposed and released, TEST Foundation will advocate for uniform testing standards while also working to add the testing requirements of different jurisdictions into the product registry.

9. TEST Applications

9.1. Labdoor

Labdoor is the first of many application developers and data providers for the TEST network, offering immediate utility to early adopters of this protocol. Labdoor.com will continue to be a digital hub for product reviews and certifications built on data from the TEST network. Labdoor will also relaunch its iOS and Android applications to make it easier for consumers to access data and rankings on products in retail stores. Labdoor will also be a testing provider for the network and could offer services to help producers improve the quality of their products.

9.2. TEST API

TEST will release an API that will allow any application to access TEST's shared data layer. API usage will be metered using TEST tokens or fiat currency, with proceeds going to TEST Foundation to fund long-term operations. TEST Foundation will maintain ownership over the data in the registry and offer a copyright license to API customers. Non-profit organizations will be offered API access at discounted rates for non-commercial use. TEST data and accreditations would be a valuable addition to applications for consumers (retailers, marketplaces, product review sites), producers (supply chain analytics, competitive analysis), and health care professionals (reference guides).

10. TEST Partnerships

10.1. Government Agencies

Regulatory agencies could broadcast recalls and warnings to listings in the TEST Registry, rapidly alerting consumers of risky products that they have purchased and reducing the risk of additional adverse events. This protocol would serve to decrease information overload in the market by only targeting affected market participants. The current standard for consumer alerts of product recalls is still for regulators to distribute press releases to news organizations; however, these announcements are largely untargeted and can cause recall fatigue in the market[36].

Blockchain-based ID verification could also be used to regulate the distribution and sale of controlled substances such as stimulants, opioids, and cannabis. Smart contracts could be designed to enforce existing laws governing access, frequency, and volume of specific purchases, and a distributed transaction ledger could assist law enforcement in tracking illegal activities such as doctor shopping. This protocol

---

[36] C. Doering, "Surge in products being recalled may be numbing consumers," https://www.cnbc.com/id/47765935, 2012.

could track product sales across borders, helping regulators coordinate enforcement actions.

10.2. Certificate Authorities

We need to recruit certificate authorities to attach their certifications to products via the blockchain. All testing results would be recorded on the blockchain, continuously updating the product ledger and alerting network participants of successful audits (e.g. certifications) and required actions (e.g. recalls). Consumers could use TEST-based applications to easily access a wide range of certifications and filter purchases based on their required standards. Organizations will receive TEST tokens for contributing certifications and data to the network.

We also need to work with existing communities organized around specific dietary or ideological restrictions. For example, there are over 300 kosher certification agencies in the United States, accounting for over $12 billion in annual retail sales[37]. By integrating this certification data into our network, we can provide a valuable utility to kosher consumers. This model works for any product certification or accreditation and empowers consumers to cross-reference testing results from different organizations. TEST tokens will be offered as an incentive to certificate authorities that publish their results on the blockchain.

10.3. Retailers and Marketplaces

Retailers who are committed to selling only high-quality products could require products to be "TEST Registered" in order to be sold in their stores. They could also simply highlight TEST-registered products in a special section of their stores. Both of these actions would encourage more producers to apply to the TEST Registry, increasing the value of the registry and the token. TEST Foundation will recruit these sellers to adopt TEST into their quality control programs, rewarding early adopters with TEST grants to cover implementation costs.

11. Conclusion

Information asymmetry in retail markets puts consumers at risk of fraud through the sale of counterfeit, adulterated, recalled, and expired goods. Trusted third parties (TTPs) promise to solve the information asymmetry problem, with regulatory agencies such as the FDA blacklisting defective products through a recall system and certificate authorities such as UL whitelisting verified products through a certification system. However, fraudsters continuously exploit vulnerabilities in these centralized systems, allowing bad products to continue to reach consumers. Consumers would benefit from organizing together and sponsoring their own testing program to fight this fraud, but the total cost is too expensive for any one individual to undertake, meaning that the collective action will only occur if a critical

---

[37] T. Lytton, "Kosher Certification as a Model of Private Regulation," https://object.cato.org/sites/cato.org/files/serials/files/regulation/2013/9/regv36n3-4n.pdf, 2013.

mass of people coordinates their resources and takes action together.

We propose a new decentralized protocol, TEST, which uses its native TEST token to maintain a series of token-curated registries. The TEST Product Registry will require applicants to attest to the quality of their products. This registry will be regulated by an application/challenge process that incentivizes applications from good products and challenges against bad products. Challenges will be judged by laboratories approved by the TEST Lab Registry, which requires labs to provide proof of key accreditations. Labs can also be challenged by the network if challengers have evidence that a lab has not maintained an active accreditation.

TEST Foundation will manage the governance of the TEST protocol and registries. Labdoor will be responsible for the initial development of the TEST protocol and will convert its data and applications to run on the TEST network. This will provide immediate utility to early adopters. This open protocol will power a decentralized network of applications and data providers operating on a shared data layer. At scale, TEST will increasingly become the leading global data source for product quality and TEST certifications will be a common sight in any retail store or online marketplace. Regulatory agencies and certificate authorities could also track TEST blockchain activity to analyze global supply chains and identify concentrated points of failure. Alerts about product recalls and health and safety risks could be rapidly and precisely distributed to retailers and consumers using TEST.

The TEST protocol aligns incentives between all market participants:
1. Producers who consistently deliver high-quality products will be rewarded by the network with increased sales and brand trust.
2. Laboratories work for the network, not the producers. This decentralized network of laboratories ensures that test results are unbiased.
3. TEST holders have the ability to self-regulate the registry via challenges and are rewarded for successful challenges.
4. Consumers benefit from TEST even if they are not token holders, lowering barriers to mainstream adoption.

Following Bitcoin's promise to disintermediate trusted third parties like financial institutions and central banks, this protocol can solve some of the weaknesses of the current TTP-based regulatory model for product quality control[38]. TEST aligns incentives between producers, consumers, and validators and offers a public, global, and decentralized alternative to trusted third parties like the FDA.

---

[38] S. Nakamoto, "Bitcoin: A Peer-to-Peer Electronic Cash System," https://bitcoin.org/bitcoin.pdf, 2008.



Republic

Company Name	TEST
Logo	
Headline	Token-based certifications for consumer health products
Cover photo	
Hero Image	
Tags	Tech, Blockchain, Health, Research, Consumers







Pitch text

DEAL HIGHLIGHTS

- First token-based certification program for consumer health products.
- Built by Labdoor, Y Combinator W15 batch alumni.
- Over 1,000 products tested, helping millions of people research, find, and buy supplements.
- Research cited by John Oliver, New York Times, Today Show.
- Raised $7M led by Mark Cuban, Floodgate. Investors include Rock Health, FundersClub, 500 Startups.

THE PROBLEM



Recalls
There were 456 food recalls in the U.S. last year.



Counterfeits
Counterfeit goods are a $461 billion global industry.



Confusion
Consumers can't answer key questions about product quality.

THE SOLUTION



A token-curated registry for consumer health products.

The TEST Registry is a curated list of products that meet quality standards. Products that join this registry and pass TEST analyses are "TEST Certified".

HOW IT WORKS

TEST incentivizes companies to publicly test the quality of their products.

TEST holders stake a deposit of TEST tokens to apply a product to the TEST Registry. Staking a deposit begins the application period, where other TEST holders can challenge an applicant that they believe is not up to the standards of the registry or fraudulent. Product challenges are won or lost based on scientific testing performed by a TEST-registered laboratory.





APPLICATION / CHALLENGE PROCESS
1
Applicant stakes TEST to apply to join the registry.
2A
The application is submitted to the TEST network for review.
NO CHALLENGE
3A
Product is added to the TEST Registry and can be advertised as "TEST Registered."
PRODUCT WINS CHALLENGE
CHALLENGE
LAB REPORT
PRODUCT LOSES CHALLENGE
2B
Token holders can stake TEST to challenge an application.
3B
Product is not "TEST Registered" and their failed tests are added to the TEST Registry.

STAKEHOLDERS

Producers
Consistently high quality products will be rewarded with increased sales and brand trust.

Laboratories
A decentralized network of labs ensures that test results are unbiased and reproducable.

TEST Holders
Token holders self-regulate the TEST registry through an open, transparent challenge process.

Consumers
Consumer applications for TEST will not require token ownership, simplifying adoption.

MARKET

The TEST registry helps laboratories access a global marketplace for product testing.

Centralization in the testing laboratories industry has made it difficult for smaller labs to earn new customers. There are

over 16,000 testing laboratories in the world, generating over $78 billion in annual revenues; however, just 10 companies (average age = 112 years old) control over 40% of the global market share. By incentivizing laboratories to join the lab registry and publicly share their testing data with the product registry, TEST will increase transparency and promote more independent testing.

USE CASES



Supplements
TEST can incentivize public quality control in the largely unregulated supplements market.

Food
TEST can proactively regulate food quality and reduce the risk of recalls through public testing.

Pharmaceuticals
TEST can help producers fight fraud by equipping consumers with tools to verify product authenticity.

Cannabis
TEST can be the first public source of cannabis testing data powering applications across all borders.

BUILT BY LABDOOR

Labdoor’s data and applications seed the network for TEST.

Labdoor is the first of many data providers and application developers for the TEST network, providing immediate utility to early adopters.



1000+
Supplements Tested
300K+
Active Users/Month
2M+
Pageviews/Month

THE EVOLUTION OF TEST



LABDOOR 1.0
Centralized Marketplace
APPLICATIONS
+
PROTOCOL
labdoor
TEST 1.0
Open Protocol
APPLICATIONS
labdoor
PROTOCOL
TEST
TEST 2.0
Decentralized Marketplace
APPLICATIONS
labdoor
COMPANY A
COMPANY B
COMPANY C
PROTOCOL
TEST

LABDOOR INVESTORS

Labdoor has raised over $7M in equity financing from 50+ angel and venture capital investors.



LABDOOR PRESS

Labdoor's data powers journalism and research into product authenticity and quality.



ABOUT THIS OFFERING

This offering is a TEST Foundation debt offering, payable:

- By assets (TEST tokens), with a 20% interest, or
- By cash, with no interest, if the tokens never get issued for any reason.

Investors do not receive any equity interest or ownership in TEST Foundation or any of its affiliates. Repayment obligations are set forth in and limited to the terms of the DPA Agreement. Key repayment terms are listed below but are qualified entirely by the terms of the DPA Agreement.

Please carefully review the entire DPA for complete terms, as well as the risk factors set forth in the "Risk" section down below. Also, do not hesitate to ask for clarification using the discussion box at the bottom of this offering page.

ADDITIONAL INFORMATION

  

White Paper   Token DPA   Form C

JOIN THE TEST NETWORK

Invest in TEST

Team

	Neil Thanedar	Co-founder and Business Lead	CEO at Labdoor – Co-founded Avomeen Analytical Services, an FDA-registered chemical testing laboratory.
	Helton Souza	Co-founder and Tech Lead	CTO at Labdoor – 10 years as a software engineer, architect, and project manager. Built scalable enterprise systems at Claro Telecom, Spread, Borland, and Infoway.
	Rafael Ferreira	Co-founder and Marketing Lead	CMO at Labdoor – 12 years as an art director, designing ads, branding, and copy. Planned national ad campaigns for P&G, Johnson & Johnson, Warner and Phillip Morris.
	Anderson Silva	Engineering Director	
	Shannon Wu	Advisor	
	Joe Urgo	Advisor	

Perks

FAQ

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE LENDER LIVES OUTSIDE THE UNITED STATES, IT IS THE LENDER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES.

THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY PROSPECTIVE LENDER.

TEST FOUNDATION, INC.

DEBT AGREEMENT

for

DEBT PAYABLE BY ASSETS ("DPA")

SERIES: S-1

THIS CERTIFIES THAT in exchange for a loan by the undersigned lender (the "**Lender**") in the amount of US$ (the "**Debt Amount**") made on or about (the "**Effective Date**"), to TEST Foundation, Inc., a Delaware corporation (the "**Company**"), Lender is hereby entitled to repayment, in one or more installments, in USD cash and/or in Tokens, with such interest amount (or no interest at all), as further set forth below.

"**Token**" means a digital token that (a) the Company (or an Affiliate thereof) issues in a Public Token Offering (defined below), and (b) is an asset the ownership and transfer of which is affected through a unique distributed ledger maintained on a peer-to-peer, open source system that the Company (or an Affiliate thereof) primarily develops.

"**Interest Amount**" means simple interest, payable one time on the Debt Amount, regardless of the time said Debt Amount has been outstanding.

"**Asset Interest Amount**" means the product of (a) thirty percent (30%) and (b) the Debt Amount.

"**Fiat Interest Amount**" means the product of (a) twenty percent (20%) and (b) the Debt Amount.

"**Cash Repayment Amount**" means the product of (a) the full Debt Amount <u>plus</u> (b) the Fiat Interest Amount.

"**Escrow Percentage**" means fifty percent (50%).

"**Series Debt Amount**" means the sum of all Debt Amounts under all outstanding Debt Payable by Assets Series S-1.

See **<u>Section 2</u>** for additional defined terms.

1. *Repayment of Debt Amount*

   a. **<u>General Repayment Terms.</u>**

      (i) *Maturity Term:* Upon the third (3rd) anniversary of the Effective Date ("**Maturity Date**"), if the Debt Amount has not been satisfied or terminated as provided herein, the Company shall pay to the Lender the Cash Repayment Amount.

      (ii) *Repayment Obligation.* An Affiliate of the Company may repay the Lender any amounts due under this DPA, however, nothing herein shall relieve the Company of ultimate liability for the repayment of Lender's Debt Amount pursuant to this DPA and where applicable, any Interest Amount, whether Asset Interest Amount or Fiat Interest Amount, due to the Lender per the terms of this DPA.

      (iii) *Requirement to fully satisfy the Debt Amount.* The Company must make, promptly, any additional payment in USD necessary to the Lender if an Escrow Event (defined below) is insufficient to satisfy this instrument <u>in full</u> pursuant to the terms herein. For example, if the Company was to make an early repayment in cash pursuant to **<u>Section 1(d)(i)</u>**, the Company would be required to make a payment directly to Lender, in addition to the Lender receiving the Lender Escrow Amount, to satisfy this DPA <u>in full</u>.

      (iv) *Termination.* This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the Company satisfying its repayment obligations <u>in full</u> pursuant to this **<u>Section 1</u>**.

   b. **<u>Token Repayment Terms.</u>** If the Company has ownership or control of Tokens in an amount adequate to satisfy its repayment obligations under this DPA and all other DPAs contemporaneously issued as part of the same offering <u>in full</u>, the Company shall make the Token Repayment Amount, as specified in **<u>Section 1(b)(i)</u>**.

      i.

      (i) To the extent that the Company repays to Lender the Debt Amount in the form of Tokens before the Maturity Date, the Company shall also, at the same time, pay any Interest Amount due to the Lender in the form of Tokens, the Interest Amount, in this

case, being equal to the Asset Interest Amount (together, the "**Token Repayment Amount**").

(ii)   For debt satisfaction under the terms of this DPA, Tokens shall be valued at the initial undiscounted price set by the Company or an Affiliate for purposes of the Public Token Offering ("**Token Valuation**"). If payment pursuant hereto is made in the form of Tokens, the Company or its Affiliate shall use commercially reasonable efforts to issue fractional Tokens if necessary to repay the Debt Amount (or portion thereof). In the event that the Company or its Affiliate does not issue fractional Tokens, (i) the Lender will receive one full Token if the fractional remainder due to the Lender is equal to or in excess of 0.50 Tokens or (ii) the Lender will forfeit the value of the fractional Tokens if the fractional remainder is less than 0.50 Tokens.

(iii)   If the Company makes a repayment of the Debt Amount in the form of Tokens pursuant to **Section 1(b)(i)** or **Section 1(b)(ii)**, and Lender, upon notice, fails to provide to Company within fifteen (15) calendar days a wallet address, network address or other information necessary to facilitate a distribution of Tokens, the Company may in its sole discretion effectuate such repayment to the bank account listed under Lender's signature on the signature page of this DPA in USD cash and without any Interest Amount payable to Lender, and without any further obligations associated thereto and in full satisfaction of such repayment. For the avoidance of doubt, the amount paid to Lender will be equal to the Cash Repayment Amount. Lender is solely responsible for the accuracy of information provided to the Company in connection with any repayment hereunder (whether in cash or in Tokens). Lender acknowledges and agrees that providing an inaccurate wallet address, account information, network address, or other information for purposes of repayment hereunder will likely result in irreversible loss and the Lender will be solely liable for such loss. The Company will have no further obligation to repay the Lender, and the Company will have been deemed to have fully repaid the Debt Amount. To the extent the Lender does not receive Tokens due to the Company receiving an inaccurate wallet address, network address or other information related to a transfer of Tokens and the Company then sends Tokens to that an inaccurate wallet address, network address or other information repository.

c.   **Early Repayment Right by Lender**. At any time before the second (2) anniversary of this DPA, the Lender may provide written notice to the Company demanding an early repayment of the Debt Amount ("**Early Fiat Repayment Notice**"). Within fifteen (15) calendar days of receiving an Early Fiat Repayment Notice, the Company must direct the Portal (as defined in Section 2) to release the Lender Escrow Amount to the Lender in USD cash with no interest due thereon ("**Early Fiat Repayment Amount**"). Upon the Company paying (through the release of the Lender Escrow Amount from the Escrow Account) the Early Fiat Repayment Amount to the Lender pursuant to this **Section 1(c)**, the Company's repayment obligations under this DPA shall be fully satisfied. If the Company receives multiple Early Fiat Repayment Notices within a fifteen (15) calendar day period, the Company may make payments to all relevant Lenders on the same day that is no more than fifteen (15) calendar days from the date of the last such notice. For avoidance of doubt, in the event of a successful Capital Call Event, pursuant to **Section 1(e)**, the Lender's right to request Early Repayment will be extinguished.

d. **Early Repayment in Cash.**

    (i)   <u>Early repayment without interest</u>. At any time before six (6) months from the Effective Date, unless the Company has ownership or control of Tokens in an amount sufficient for early repayment of debt by Tokens in full, the Company may in its discretion satisfy its obligations with respect to any Debt Amount in USD cash, <u>in full</u>, with no interest owed to the Lender;

    (ii)   <u>Early repayment with interest</u>. At any time after the six (6) month anniversary of the Effective Date, unless the Company has ownership or control of Tokens in an amount sufficient for early repayment of debt by Tokens in full, the Company may in its discretion satisfy its obligations with respect to the Debt Amount in USD cash, <u>in full</u>, by paying to the Lender the Cash Repayment Amount.

e. **Capital Call Event**. At any time between the one (1) year anniversary of the Effective Date but before the second (2ⁿᵈ) anniversary of the Effective Date, the Company may request that the Portal release the Escrow Debt Amount (as defined below) to the Company (the "**Capital Call**"). Such a request shall be submitted to both the Portal and the Lender in writing and shall include a detailed explanation of the good faith need and use for such funds. After receiving notice, the Lender has fifteen (15) days to provide an Early Fiat Repayment Notice pursuant to **Section 1(c)** <u>to opt-out of the capital call, otherwise the Lender will be deemed to have consented.</u> The Portal shall release all funds remaining in the Escrow Account, other than the amounts owed to any Lender that has provided a prior Early Fiat Repayment Notice, thirty (30) days after the Portal receives the Company's request (a "**Capital Call Event**").

f. **Dissolution Event**. If a Dissolution Event occurs before repayment obligations under this DPA have been satisfied in full, to the extent permissible by law, Lender shall have a right to its pro rata share of any funds remaining in the Escrow Account and not previously paid to any Lender pursuant the provisions above.

2. *Definitions*

"**Affiliate**" means any person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another party. The term "control", "controlled", or "controlling" means the possession, directly or indirectly, of the power to direct the management and policies of a party, whether through the ownership of voting securities, by contract or otherwise.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) a Change of Control (of the Company or of an Affiliate of the Company which has control of the Company), or (iv) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

"**Escrow Account**" means a Federal Deposit Insurance Corporation insured trust account maintained by PrimeTrust LLC, under the supervision of the Portal. The account must be (a) in the Company's name, (b) not subject to any pledges or liens, (c) may not be used to secure any Company financing or other debt, (d) must allow the Portal to review the balance and direct funds as necessary to fulfill the terms of this DPA, (e) and must be opened and maintained in connection with this DPA.

"**Escrow Debt Amount**" means the product of the Escrow Percentage and the Net Debt Amount.

"**Escrow Release Event**" means the earlier of (a) the Company's full payment of the Token Payment Amount pursuant to **Section 1(b)**, (b) a Capital Call pursuant to **Section 1(e)**, or (c) the second anniversary of the issuance of this DPA.

"**Escrow Refund Event**" means the earlier of (a) the Company's decision to repay the DPA pursuant to **Section 1(d)**, (b) every remaining Lender in this Series S-1 offering providing an Early Fiat Repayment Notice within fifteen (15) days or (c) a Dissolution Event pursuant to **Section 1(f)**.

"**Lender Escrow Amount**" means the product of (a) Escrow Debt Amount, and (b) a fraction with (i) a numerator equal to the Debt Amount and (ii) a denominator equal to (a) the Series Debt

Amount less (b) any other Lender's Debt Amount from the Series S-1 Offering previously repaid). For the avoidance of doubt, any payment by the Company to another Lender in the Series S-1 Offering will be considered a full repayment and reduction of said Lender's Debt Amount from the Series Debt Amount.

"**Net Debt Amount**" means the difference between the Series Debt Amount and Qualifying Portal Expenses.

"**Partial Escrow Refund Event**" means the Lender's request for repayment pursuant to **Section 1(c)**. For the avoidance of doubt, should every Lender who participated in the DPA offering request repayment pursuant to **Section 1(c)** within a fifteen (15) day period it shall be considered an Escrow Refund Event.

"**Public Token Offering**" means the opening of the Company or an Affiliate's first public sale of its Tokens to be used on an established decentralized blockchain protocol created by the Company or its affiliates. For the avoidance of doubt, a public sale will be considered one in which the existence of the offering is made public and Tokens can be purchased by some or all segments of the general public (e.g., accredited investors or U.S. residents).

"**Portal**" means OpenDeal Inc., a Delaware corporation and a SEC-registered entity operating as Republic, a FINRA registered Funding Portal, or a successor entity. In the event of the dissolution of OpenDeal Inc., the Company may appoint a successor if said successor is an independent party who agrees to act as a fiduciary for the Lenders in the Series S-1 offering (the "**Successor Portal**").

"**Qualifying Portal Expenses**" means the sum of all of the expenses related to offerings of Debt Payable by Assets Series S-1 through Portal that the Company pays to the Portal (or entities operating the Portal) including commissions payable to the Portal, credit card fees payable in respect of amounts funded through the Portal, escrow agent transaction fees and the repayment of third-party service providers pre-paid by the Portal (and excluding costs incurred by the Company associated with the Series Debt Amount that are not paid to Portal such as legal costs).

3. *Escrow Account*

   Upon the successful issuance of this instrument, the Company shall retain the Escrow Debt Amount in the Escrow Account and grant Portal all rights and privileges necessary to manage said Escrow Account. Portal will not spend, transfer, or use the funds in the Escrow Account for any purpose until the occurrence of the any of the following: (i) an Escrow Release Event, (ii) an Escrow Refund Event, (iii) a Partial Escrow Refund Event, or (iv) a Capital Call Event (each an "**Escrow Event**", and collectively the "**Escrow Events**").

   Upon the occurrence of an Escrow Event, the Company shall provide timely notice to the Portal in the form of an "**Escrow Release Notice**", and within thirty (30) calendar days of the Portal receiving an Escrow Release Notice, the Portal shall transfer the funds in the Escrow Account to each and any party entitled to said funds, in accordance with the following instructions:

(i)   <u>All funds to the Company</u>. In the event of an Escrow Release Event, all funds from the Series Debt Amount remaining in the Escrow Account shall be due to the Company, immediately.

(ii)   <u>Some funds to Lender(s)</u>. In the event of a Partial Escrow Refund Event, the Company will provide copies of the Early Fiat Repayment Notice(s) to the Portal and the Portal will release the Early Fiat Repayment Amount(s) to the relevant Lenders.

(iii)   <u>All remaining funds to Lenders</u>. In the event of an Escrow Refund Event, all funds remaining in the Escrow Account from the Series Debt Amount shall be due to the Lenders pari passu with all other Lenders, based on said Lender's Debt Amount. For the avoidance of doubt, a Lender whose Debt Amount was satisfied by providing an Early Fiat Repayment Notice and receiving an Early Fiat Repayment Amount will not receive funds from this event.

The Company will be solely responsible for any fees associated with the maintenance of the Escrow Account or the transmission of funds – no maintenance or transmission fees due post the Effective Date will be paid out of the Escrow Account or reduce the Escrow Debt Amount.

4. *Company Representations*

a. The Company is a validly existing and in good standing under the laws of the state of New York, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

b. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when debt is to be issued to the Lender, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws or applicable constituent documents; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

c. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

d. No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate or equivalent approvals; and (ii) any qualifications or filings under applicable securities laws.

e. Except as required by law, the Company agrees (i) not to treat this DPA as debt for tax purposes or for any non-tax purposes and (ii) not to report any payments, deemed payments, or accrued payment obligations on this DPA as a payment of interest or accrual of "original issue discount" (as defined in Section 1273 of the Internal Revenue Code of 1986, as amended) on any tax return of the Company or any of its Affiliates.

f. NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES MAKES ANY WARRANTY WHATSOEVER WITH RESPECT TO THE TOKENS, INCLUDING ANY (I) WARRANTY OF MERCHANTABILITY; (II) WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; (III) WARRANTY OF TITLE; OR (IV) WARRANTY AGAINST INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OF A THIRD PARTY; WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE, OR OTHERWISE. EXCEPT AS EXPRESSLY SET FORTH HEREIN. LENDER ACKNOWLEDGES THAT IT HAS NOT RELIED UPON ANY REPRESENTATION OR WARRANTY MADE BY THE COMPANY OR ANY OF ITS AFFILIATES, OR ANY OTHER PERSON ON BEHALF OF THE COMPANY OR ANY OF ITS AFFILIATES.

5. *Lender Representations*

a. The Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

b. The Lender has been advised that this instrument has not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Lender understands that this instrument may not be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

c. The Lender is entering in this instrument not with a view to, or for resale or otherwise redistribute the same.

d. The Lender acknowledges, and is entering into this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

e. The Lender acknowledges that the Lender has received all the information the Lender has requested from the Company and the Lender considers necessary or appropriate for deciding whether to acquire this instrument, and the Lender represents that the Lender has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and to obtain any additional information necessary to verify the accuracy of the information given to the Lender. In deciding to purchase this instrument, the Lender is not relying on the advice or recommendations of the Company or of the Portal and the Lender has made its own independent decision that the purchase of this instrument is suitable and appropriate for the Lender. The Lender understands that no federal or state agency has passed upon the merits or risks in this instrument or made any finding or determination concerning the fairness or advisability of this purchase.

f. The Lender understands and acknowledges that as a DPA Lender, the Lender shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

g. The Lender understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and any assets used to satisfy the debt obligations hereunder.

h. If the Lender is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Lender hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any offer or sale of this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Lender acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument.

i. The Lender understands that this instrument is being offered in a regulation crowdfunding offering with other DPAs, and all participants in the aforementioned offering, together, "Lenders," will have the same rights and obligations.

j. The Lender agrees that except in the case of the Portal's willful misconduct, the Portal shall have no liability to the Lender or any third party for any form of damages (including without limitation, direct, indirect, incidental, special or consequential damages) arising out of or related to the Portal's management of the Escrow Account.

k. The Lender understands and expressly accepts that the Tokens have been created and will be delivered to the Lender at the sole risk of the Lender on an "AS IS" and "UNDER DEVELOPMENT" basis. The Lender understands and expressly accepts that the Lender has not relied on any representations or warranties made by the Company outside of this instrument, including, but not limited to, conversations of any kind, whether through oral or electronic communication, or any white paper. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE LENDER ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE COMPANY, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE TOKENS.

l. The Lender understands that Lender has no right against the Company or any other person or Affiliate except in the event of the Company's breach of this instrument or intentional fraud. THE COMPANY'S AGGREGATE LIABILITY ARISING OUT OF OR RELATED TO THIS INSTRUMENT, WHETHER ARISING OUT OF OR RELATED TO BREACH OF CONTRACT, TORT OR OTHERWISE, SHALL NOT EXCEED THE TOTAL OF THE AMOUNTS PAID TO THE COMPANY PURSUANT TO THIS INSTRUMENT. NEITHER THE COMPANY NOR ITS REPRESENTATIVES SHALL BE LIABLE FOR CONSEQUENTIAL, INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE OR ENHANCED DAMAGES, LOST PROFITS OR REVENUES OR DIMINUTION IN VALUE, ARISING OUT OF OR RELATING TO ANY BREACH OF THIS INSTRUMENT.

m. The Lender understands that Lender bears sole responsibility for any taxes imposed on the Lender as a result of the matters and transactions the subject of this DPA, and any future acquisition, ownership, use, sale or other disposition of Tokens issued to the Lender pursuant to the terms of this DPA. To the extent permitted by law, the Lender agrees to indemnify, defend and hold the Company or any of its Affiliates, employees or agents (including developers, auditors, contractors or founders) harmless for any claim, liability, assessment or penalty with respect to any taxes (other than any net income taxes of the Company that result from the issuance of Tokens to the Lender) arising or imposed on the Lender's acquisition, use or ownership of Tokens pursuant to this DPA.

6. *Transfer Restrictions*.

The Lender understands and agrees that the Company may place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this DPA (and any Tokens used to repay this DPA), together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or similar constituent documents, as applicable, any other agreement between the Lender and the Company or any agreement between the Lender and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THESECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

7. *Miscellaneous*.

   a. Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Lender.

   b. The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

   c. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

   d. All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

   e. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, NY. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

f. The parties agree that any arbitration shall be limited to the dispute between the Company and the Lender individually and this DPA only. To the full extent permitted by law, (i) no arbitration shall be joined with any other; (ii) no dispute between the parties is to be arbitrated on a class-action basis or will utilize class action procedures; and (iii) Lender may not bring any dispute in a purported representative capacity on behalf of the general public or any other persons.

g. Notwithstanding the foregoing, the parties agree that the following disputes are not subject to the above provisions concerning informal negotiations and binding arbitration: (i) any disputes seeking to enforce or protect, or concerning the validity of, any of a party's intellectual property rights; (ii) any dispute related to, or arising from, allegations of theft, piracy, invasion of privacy or unauthorized use; and (iii) any claim for injunctive relief.

h. This instrument is not intended to and shall not be construed to give any third party any interest or rights (including, without limitation, any third-party beneficiary rights) with respect to or in connection with any agreement or provision contained herein or contemplated hereby, except as otherwise expressly provided for in this instrument.

i. This instrument constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes any prior agreement or understandings among them. The rights and obligations of the parties to this instrument will be binding on, and will be of benefit to, each of the parties' successors, assigns, heirs and estates.

j. All notices under this instrument will be sent via email or through the Platform that facilitated the offering of this instrument, notice will be considered effective when sent. The Company may post updates on its website as a courtesy to Lenders, but is not required to, nor will updates posted exclusively on the Company's website be considered effective notice unless each Lender is directed to said website via email or through the platform that facilitated the offering of this instrument. Once a party has provided notice, the other party will have fifteen (15) calendar days to respond if there is an *actionable event* (for example requesting a cash remittance under **Section 1(c)**). It is the Lender's sole responsibility to keep the Company informed of any changes in Lender's email address or any transfers of ownership of this instrument.

k. In no event shall any stockholder, officer, director or employee of the Company be liable for any amounts due or payable pursuant to this instrument.

l. The Company shall not be liable or responsible to the Lender, nor be deemed to have defaulted under or breached this instrument, for any failure or delay in fulfilling or performing any term of this instrument, when and to the extent such failure or delay is caused by or results from acts beyond the affected party's reasonable control, including, without limitation: (i) acts of God; (ii) flood, fire, earthquake or explosion; (iii) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, or other civil unrest; (iv) laws or (v) action by any Governmental Authority.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

TEST FOUNDATION, INC.

By: $issuer_signature
Name: Neil Thanedar
Address: 449 Forbes Boulevard, South San Francisco, CA
Email: neil@labdoor.com

LENDER

By: $investor_signature$
Name:$investor_name$

Lender Wire Information / ACH Information:
Routing number: $routing_number$
Account number: $account_number$